                                                Filed Pursuant to Rule 424(b)(5)
                                                   Registration Number 333-86816

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 21, 2002)

                                8,000,000 SHARES

                                 [FLEMING LOGO]

                                  COMMON STOCK
--------------------------------------------------------------------------------

Fleming Companies, Inc. is offering 8,000,000 shares of common stock. Concurrently with this offering, we are offering $200,000,000 aggregate principal amount of our 9 1/4% Senior Notes due 2010.

The closing of this offering is conditioned on the closing of the acquisition of Core-Mark International, Inc. and the other related financings.

Our common stock is listed on the New York Stock Exchange under the symbol "FLM." On June 12, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $19.40 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
              BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
PUBLIC OFFERING PRICE.......................................   $19.40     $155,200,000
UNDERWRITING DISCOUNTS AND COMMISSIONS......................   $ 0.92     $  7,360,000
PROCEEDS TO US (BEFORE EXPENSES)............................   $18.48     $147,840,000

We have granted the underwriters a 30-day option to purchase up to an additional 1,200,000 shares of common stock to cover over-allotments, which option was exercised in full on June 13, 2002.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers and Deutsche Bank Securities, on behalf of the underwriters, expect to deliver the shares of common stock to purchasers on or about June 18, 2002.

--------------------------------------------------------------------------------

                          Joint Book-Running Managers

LEHMAN BROTHERS                                         DEUTSCHE BANK SECURITIES
                         ------------------------------

WACHOVIA SECURITIES                                               MORGAN STANLEY

JUNE 13, 2002

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-1
Risk Factors..........................   S-8
Concurrent Offering...................  S-15
Use of Proceeds.......................  S-15
Price Range of Common Stock...........  S-16
Dividend Policy.......................  S-16
Capitalization........................  S-17
Selected Consolidated Financial Data
  of Fleming..........................  S-18
Selected Consolidated Financial Data
  of Core-Mark........................  S-20
Unaudited Pro Forma Condensed
  Consolidated Financial
  Information.........................  S-22
Business..............................  S-32
Management............................  S-44
Principal and Management
  Shareholders........................  S-48
Description of Common Stock...........  S-51

                                        PAGE
                                        ----
Description of Indebtedness...........  S-54
Underwriting..........................  S-56
United States Federal Tax
  Considerations......................  S-59
Legal Matters.........................  S-63
Independent Auditors..................  S-63
                 PROSPECTUS
About This Prospectus.................     1
Where You Can Find More Information...     1
Special Note Regarding Forward-Looking
  Statements..........................     2
The Company...........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     4
Description of Debt Securities........     4
Plan of Distribution..................    12
Legal Matters.........................    13
Experts...............................    13

             ------------------------------------------------------

                                 INDUSTRY DATA

     In this prospectus supplement and the accompanying prospectus, we rely on and refer to information regarding market data obtained from internal surveys, market research, publicly available information and industry publications. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     We provide information to you about this offering in two separate documents. The accompanying prospectus provides general information, some of which may not apply to this offering, and this prospectus supplement describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined. Additional information is incorporated by reference in this prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

     You should rely only upon the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should assume the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

     Our trademarks, service marks and trade names include "Fleming," "FlexPro," "FlexStar," "FlexMate," "Piggly Wiggly," "Sentry," "Super 1 Foods," "Festival Foods," "Head Distributing Company," "Jubilee Foods," "Jamboree Foods," "MEGAMARKET," "Minter-Weisman Co.," "Shop 'N Kart," "American Family," "ABCO Desert Market," "Big Star," "Big T," "Buy for Less," "County Pride Markets," "Rainbow Foods," "Red Fox," "Shop N Bag," "Super Duper," "Super Foods," "Super Thrift," "Thriftway," "Value King," "PWPETRO," "Piggly Wiggly xpress," "yes!LESS," "Big Bear" and "Big Dollar." This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

                         PROSPECTUS SUPPLEMENT SUMMARY

     In this prospectus supplement, the words "Fleming," "the Company," "our," "us" and "we" refer to Fleming Companies, Inc. and its subsidiaries. The following summary contains basic information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, the accompanying prospectus and the other documents to which we have referred you. Unless otherwise indicated, all information in this prospectus supplement includes the full exercise of the underwriters' over-allotment option relating to this offering.

                            FLEMING COMPANIES, INC.

INTRODUCTION

     Fleming is an industry leader in the distribution of consumer package goods. We believe that our network of "multi-tier" distribution centers offers retailers of varying size and format a low-cost supply chain alternative to other distribution competitors or to self-distribution. Multi-tier distribution allows us to optimize the particular volume, value and velocity characteristics of each product that we distribute, thereby increasing our efficiency and lowering our costs.

     On April 23, 2002, we signed an agreement to acquire Core-Mark International, Inc. ("Core-Mark"), a distributor of consumer package goods to convenience stores and other retailers in the western United States and western Canada. Following our acquisition of Core-Mark (the "Acquisition"), our distribution group will serve approximately 50,000 retail locations across the United States and western Canada, including approximately 3,000 supermarkets, approximately 40,000 convenience stores and approximately 7,000 supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores. We believe that the Acquisition will further transform our distribution group into an efficient, nationwide, multi-tier supply chain for consumer package goods to retailers of any size and format.

     On a pro forma basis after giving effect to the Acquisition, our distribution group net sales were $16.6 billion for 2001 and $4.8 billion for the 16 weeks ended April 20, 2002. Our distribution group represented approximately 87% of our pro forma total net sales in 2001 and for the 16 weeks ended April 20, 2002. To supply our customers, we currently have a network of 24 high velocity case-pick and flow-through distribution centers, 7 high velocity piece-pick distribution centers and 5 low velocity case-pick and piece-pick distribution centers, that have a total of approximately 21 million square feet of warehouse space. The Acquisition will add 19 high velocity piece-pick distribution centers that have a total of approximately 1.9 million square feet of warehouse space to further enhance our ability to supply our customers nationwide.

     Our retail group operates 109 price impact supermarkets that offer everyday low prices, typically below the prices of market-leading conventional supermarkets, and that have a focus on high-quality perishables. These stores typically cost less to build, maintain and operate than conventional supermarkets. In addition, we operate 17 limited assortment stores under the yes!LESS(R) banner. Limited assortment stores offer a narrow selection of low-price, private label food and other consumable goods and general merchandise at deep-discount prices. Our retail group net sales were $2.4 billion for 2001 and $669 million for the 16 weeks ended April 20, 2002, representing approximately 13% of our total net sales for each respective period, on a pro forma basis after giving effect to the Acquisition. Of those amounts, approximately $2.0 billion and $669 million were attributable to continuing retail formats for each respective period.

COMPETITIVE STRENGTHS

     Interconnected Network of Multi-Tier, High-Volume, Low-Cost Distribution
Centers: Our network of multi-tier distribution centers optimizes the particular volume, value and velocity characteristics of each product that we distribute. We employ case-pick (in which products are selected in case quantities and aggregated and distributed on pallets), piece-pick (in which products are selected in single-unit quantities and distributed in totes) and flow-through (in which products are distributed in full pallet quantities) distribution methods. Our multi-tier process further segregates products into high velocity items (which are characterized by fast inventory turns, such as tobacco products, candy and paper products) and low velocity items (which are characterized by slower inventory turns, such as health and beauty products, general merchandise and specialty items). Consequently, we are able to serve consumer package goods retailers of any size and format. We also believe that our distribution center volumes are among the highest in the consumer package goods distribution industry. With high volume comes the opportunity to operate more efficiently by reducing costs through economies of scale, which enables us to provide our customers with lower-cost merchandise and services.

     National Distribution Capabilities: We believe that, following the Acquisition, we will be the only distributor of consumer package goods capable of meeting the growing need for a national supply chain which can serve all retail formats anywhere in the United States. In addition, we believe we will be one of only two suppliers capable of distributing consumer package goods to convenience stores and related convenience-oriented retailers across the United States and western Canada.

     Efficient Centralized Purchasing: We currently make category management decisions and negotiate with vendors for approximately 84% of our merchandise procurement from one location, our customer support center near Dallas, Texas. We believe our customer support center is one of the largest volume-buying locations of consumable goods in the United States. Centralized purchasing benefits us and ultimately, our customers, in several ways. It allows us to lower our cost of goods through aggregated purchasing power, and it lowers our administrative costs by eliminating the redundancy involved in purchasing through multiple locations. It also makes it less expensive for our vendors to serve us, which we believe in turn reduces our cost of goods. We believe that our centralized purchasing capabilities are valuable to national retailers, as well as the smaller independent retailers that make up our traditional customer base.

     Diverse Distribution Customer Base: We distribute to approximately 20,000 retail store locations that operate in a wide variety of formats across the United States. Following the Acquisition, our distribution group will serve an additional 30,000 convenience stores and other retail locations in the western United States and western Canada. On a pro forma basis after giving effect to the Acquisition, other than Kmart, which accounted for 17% of our net sales in 2001, no customer accounted for more than approximately 2% of our fiscal 2001 net sales.

     Successful Price Impact Retail Format: Our price impact supermarkets offer name-brand and private label consumable goods at significantly lower prices than conventional supermarkets. We keep prices low by leveraging our existing distribution and procurement capabilities and maintaining a lower cost structure associated with operating these stores. We believe this format is profitable because we offer a reduced number of product selections, focus on high-turnover products and product categories, employ flow-through distribution methods that reduce product storage and handling expense and minimize store operating costs.

     Experienced Management Team: Our management team is led by Mark Hansen, Chairman and Chief Executive Officer, who has been with Fleming since 1998. Since Mr. Hansen joined us, we have further strengthened our management team through the addition of a number of experienced officers across key functional areas of our organization including information technology, logistics, merchandising and supply chain management, retail store operations, finance and human resources. These executives bring substantial experience from leading food wholesale, supermarket, supercenter and general merchandise retailers.

BUSINESS STRATEGY

     Our business strategy is to use our competitive strengths to achieve sales and earnings growth in both our distribution group and retail group. As principal elements of our strategy, we intend to:

     Further Grow Sales to New Channel Retailers: We believe that our network of multi-tier distribution centers strategically positions us to grow our sales to new channel retailers. In recent years, consumers have been shifting their purchases of food and other consumable goods away from conventional full-service grocery stores toward these other retail channels. For this reason, we have moved beyond our historic focus on conventional full-service grocery stores and have successfully targeted convenience stores and other convenience-related retailers, supercenters, discount stores, price impact stores, dollar stores, ethnic food stores, limited-assortment stores, drug stores, military exchanges and other specialty retailers.

     Grow Sales to Traditional Format Customers: Despite being the largest distributor in the wholesale grocery industry, we currently account for a small percentage of sales in this traditional core market, representing substantial room for additional growth. Many of our potential customers are currently served by local or regional wholesalers that cannot offer the efficiencies produced by our nationwide network of multi-tier distribution centers and our centralized purchasing. Our repositioned distribution group has already enabled us to increase sales to existing and new customers in this sector, and we expect to be able to continue this trend.

     Grow Sales to Self-Distributing Chain Supermarkets: In addition to enabling us to grow our sales of consumer package goods and other merchandise to new channel retailers and our traditional format customers, we believe that we can employ our network of multi-tier distribution centers to expand our distribution capabilities to serve large, national chain supermarkets that currently self-distribute. For example, in March 2002, we entered into an agreement with Albertson's, Inc. to supply 39 Albertson's stores in Oklahoma and Nebraska beginning in July 2002 for the next five years. We believe that our national presence, our multi-tier distribution platform and our centralized purchasing capabilities will provide national chain supermarkets with a compelling alternative to self-distribution. We are seeking additional opportunities to establish similar relationships with other major supermarket chains.

     Continue to Improve Working Capital Management and Reduce Costs: We intend to improve our working capital management primarily by further developing our centralized procurement operations, taking advantage of the efficiencies created by our multi-tier distribution network, and by continuing to develop and implement our "F-1" supply chain technologies to better integrate our distribution centers and our central procurement operations.

                                  THE OFFERING

Common Stock offered..........   8,000,000 shares

Over-allotment option.........   1,200,000 shares

Common Stock to be outstanding
after the offering............   53,805,000 shares

Dividend Policy...............   We have historically declared cash dividends of
                                 $.02 per share on a quarterly basis on our common stock.

Use of Proceeds...............   We intend to use the net proceeds from this
                                 offering, the concurrent debt offering and borrowings under our new credit facility to fund our obligations in connection with our pending acquisition of Core-Mark International,
                                 Inc. and to repay debt. See "Use of Proceeds."
                                 The closing of this offering is conditioned on the closing of the Acquisition and the other related financings. We expect to enter into a new credit facility in conjunction with these offerings and the Acquisition. This new credit facility will consist of a $425 million term loan and a $550 million revolving facility and will be secured by accounts receivables, inventory and the capital stock of certain of our subsidiaries.

New York Stock Exchange
symbol........................   FLM

     The number of shares outstanding after the equity offering is based on the number of shares of our stock outstanding as of May 13, 2002. Unless we indicate otherwise, all information in this prospectus supplement includes the full exercise of the underwriters' over-allotment option and excludes 5,574,264 shares reserved for issuance on the exercise of options granted and 49,621 shares available for grant under our stock option plans. At the annual meeting of our stockholders on May 14, 2002, an additional 4.25 million shares were approved and available for grant under our stock option and restricted stock plans.

     See "Risk Factors" in this prospectus supplement for a discussion of certain factors that you should consider before making an investment in our common stock.

 SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL INFORMATION
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     The following table displays our summary financial data for the periods ended and as of the dates indicated. We derived the historical data for the fiscal years ended December 25, 1999, December 30, 2000 and December 29, 2001 and as of those dates from our audited consolidated financial statements. We derived the historical data for the 16 weeks ended April 21, 2001 and April 20, 2002 and as of those dates from our unaudited consolidated condensed financial statements, which include all adjustments that management considers necessary for a fair presentation of our financial position and results of operation for those periods. The historical data for the 16 weeks ended April 20, 2002 are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year ending December 28, 2002. The summary unaudited pro forma income statement data give effect to the Acquisition and the use of proceeds from this offering, the concurrent debt offering and our new credit facility as if each of these transactions had occurred at the beginning of the period. The summary unaudited pro forma balance sheet data give effect to these transactions as if each of these transactions had occurred on April 20, 2002. The summary pro forma financial data are not intended to represent our financial position or results of operations had these transactions been completed as of such dates or to project our financial position or results of operations for any future period or date. You should read the information set forth below together with the other financial information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                           HISTORICAL                               PRO FORMA
                                               ------------------------------------------------------------------   ---------
                                                          FISCAL YEAR ENDED(1)                 16 WEEKS ENDED       52 WEEKS
                                               ------------------------------------------   ---------------------     ENDED
                                               DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   APRIL 21,   APRIL 20,   APRIL 20,
                                                 1999(2)        2000(3)        2001(4)       2001(5)     2002(6)      2002
                                               ------------   ------------   ------------   ---------   ---------   ---------
INCOME STATEMENT DATA:
Net sales(7).................................    $14,218        $14,369        $15,558       $4,137      $4,686      $19,603
Costs and expenses:
  Cost of sales(7)...........................     12,781         13,022         14,367        3,771       4,347       18,302
  Selling and administrative.................      1,262          1,187            961          315         255        1,002
  Interest expense...........................        165            175            166           58          50          184
  Interest income and other..................        (30)           (25)           (24)          (9)         (7)         (23)
  Impairment/restructuring charge (credit)...        103            213            (24)         (27)         --            3
  Litigation charge (credit).................         --             (2)            49            2          --           49
                                                 -------        -------        -------       ------      ------      -------
      Total costs and expenses...............     14,281         14,570         15,495        4,110       4,645       19,517
                                                 -------        -------        -------       ------      ------      -------
Earnings (loss) before taxes.................        (63)          (201)            63           27          41           86
Taxes on income (loss).......................        (18)           (79)            36           11          16           48(8)
                                                 -------        -------        -------       ------      ------      -------
Earnings (loss) before extraordinary
  charge(9)..................................        (45)          (122)            27           16          25           38
Extraordinary charge from early retirement of
  debt (net of taxes)........................         --             --             (4)          (4)         --           --
                                                 -------        -------        -------       ------      ------      -------
      Net earnings (loss)(9).................    $   (45)       $  (122)       $    23       $   12      $   25      $    38(8)
                                                 =======        =======        =======       ======      ======      =======
Diluted earnings (loss) per share(10)........    $ (1.17)       $ (3.15)       $  0.52       $ 0.29      $ 0.52      $  0.69(8)
BALANCE SHEET DATA: (AT END OF PERIOD)
  Cash and cash equivalents..................    $     7        $    30        $    17       $   27      $    4      $     5
  Total assets...............................      3,573          3,403          3,655        3,176       3,824        4,443
  Total debt (including current maturities
    and capital leases)......................      1,694          1,669          1,811        1,636       1,917        2,203
  Shareholders' equity.......................        561            427            498          494         518          687
OTHER FINANCIAL AND OPERATING DATA:
  EBITDA(11).................................    $   281        $   154        $   385       $  137      $  137      $   446
  Adjusted EBITDA(12)........................        411            456            476          136         137          538
  Depreciation and amortization(13)..........        158            169            166           51          46          184
  Capital expenditures.......................        166            151            238           48          61          259
  Adjusted EBITDA to interest expense........                                                                           2.92x
  Net debt to Adjusted EBITDA(14)............                                                                           4.09x

------------

(1) Fiscal 2000 is a 53-week year; all other years are 52 weeks.

(2) The results in 1999 reflect an impairment/restructuring charge with related costs totaling $137 million ($92 million after-tax) related to our strategic plan. Such period also reflects unusual items ($31 million charge to close ten conventional retail stores, income of $22 million from extinguishing a portion of the self-insured workers' compensation liability, interest income of $9 million related to refunds in federal income taxes from prior years, and $6 million in gains from the sale of distribution facilities) netting to $6 million of income ($3 million after-tax).

(3) The results in 2000 reflect an impairment/restructuring charge with related costs totaling $309 million ($183 million after-tax) relating to our strategic plan. Such period also reflects unusual items ($10 million charge related primarily to asset impairment on retail stores, income of $2 million relating to litigation settlements, and $9 million in gains from the sale of distribution facilities) netting to less than $1 million of income ($1 million loss after-tax).

(4) The results in 2001 reflect an impairment/restructuring credit totaling $24 million ($25 million after-tax reflecting the tax expense impact of goodwill permanent differences from the sale of certain retail stores) relating to our strategic plan. Such period also reflects unusual items ($49 million in charges relating to litigation settlements, $20 million in charges relating to Kmart's bankruptcy reorganization and $2 million due to early retirement of debt) netting to approximately $70 million in charges ($42 million after-tax).

(5) The results in the first quarter of 2001 reflect an impairment/restructuring net credit totaling $1 million (less than $1 million after-tax) relating to our strategic plan. Such period also reflects unusual items ($2 million in charges relating to litigation settlements and approximately $2 million in charges due to early retirement of debt) netting to approximately $3 million in charges ($2 million after-tax).

(6) During the first quarter of 2002 we adopted SFAS No. 142 and ceased amortizing goodwill cost. No prior period restatements were made. Goodwill amortization for any of the prior years reported did not exceed $33 million. Also, cash and cash equivalents and total debt amounts exclude amounts related to the 10 1/2% senior subordinated notes due 2004 and related transaction fees as these amounts are being held in trust to redeem the notes in June 2002.

(7) During the first quarter of 2002, we adopted EITF 01-9 and reduced sales and cost of sales for all prior periods with the impact on any year reported not exceeding $75 million. The adoption had no effect on gross margins or earnings.

(8) The pro forma combined effective tax rate of 56% for the 52 weeks ended April 20, 2002 includes the impact of an unusual tax gain related to our disposition of non-strategic retail operations and the pro forma amortization of goodwill from our planned acquisition of Core-Mark, most of which would not have been tax deductible. Our effective tax rate would have been approximately 40% absent these two items since we will not amortize goodwill in accordance with SFAS 142 and do not anticipate another similar tax gain. This effective tax rate of approximately 40% would have represented a pro forma combined tax expense of $34.0 million, net income of $52.1 million and diluted income per share of $0.95.

(9) On December 30, 2001, we adopted SFAS 142, Accounting for Goodwill and Other Intangible Assets, which eliminated periodic amortization of goodwill. If we had applied the nonamortization provisions of SFAS 142 for each of the periods presented, earnings (loss) before extraordinary charge would have been $(26) million for 1999, $(103) million for 2000, $46 million for 2001, $22 million for the 16 weeks ended April 21, 2001; and $60 million for the pro forma 52 weeks ended April 20, 2002; and net earnings (loss) would have been $(26) million for 1999, $(103) million for 2000, $42 million for 2001, $18 million for the 16 weeks ended April 21, 2001, and $60 million for the pro forma 52 weeks ended April 20, 2002.

(10) See note (9). If we had applied the nonamortization provisions of SFAS 142 for all periods presented our diluted earnings (loss) per share would have been $(0.67) for 1999, $(2.67) for 2000, $0.94 for 2001, $0.42 for the 16
     weeks ended April 21, 2001, and $1.08 for the pro forma 52 weeks ended April 20, 2002.

(11) EBITDA is earnings before extraordinary items, interest expense, income taxes, depreciation and amortization, equity investment results and LIFO provision. EBITDA should not be considered as an alternative measure of our net income, operating performance, cash flow or liquidity. We provide it as additional information related to our ability to service debt; however, conditions may require conservation of funds for other uses. Although we believe EBITDA enhances your understanding of our financial condition, this measure, when viewed individually, is not necessarily a better indicator of any trend as compared to measures (e.g., net sales, net earnings, net cash flows, etc.) conventionally computed in accordance with GAAP. Amounts presented may not be comparable to similar measures disclosed by other companies.

(12) Adjusted EBITDA is EBITDA less unusual adjustments (e.g., strategic plan charges and specific litigation charges). The following table reconciles EBITDA to Adjusted EBITDA:

                                                                               HISTORICAL                               PRO FORMA
                                                   ------------------------------------------------------------------   ---------
                                                               FISCAL YEAR ENDED                   16 WEEKS ENDED       52 WEEKS
                                                   ------------------------------------------   ---------------------     ENDED
                                                   DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   APRIL 21,   APRIL 20,   APRIL 20,
                                                       1999           2000           2001         2001        2002        2002
                                                   ------------   ------------   ------------   ---------   ---------   ---------
EBITDA..........................................       $281           $154           $385         $137        $137        $446
Add back:
 Non-cash strategic plan charges................         78            121            (12)         (18)         --           6
 Non-cash unusual adjustments...................         14              8             20           --          --          20
                                                       ----           ----           ----         ----        ----        ----
EBITDA excluding non-cash strategic plan charges
 and unusual adjustments........................        373            283            393          119         137         472
Add back:
 Cash related strategic plan charges............         58            181             36           17          --          19
 Cash related unusual adjustments...............        (20)            (8)            47           --          --          47
                                                       ----           ----           ----         ----        ----        ----
Adjusted EBITDA.................................       $411           $456           $476         $136        $137        $538
                                                       ====           ====           ====         ====        ====        ====

(13) Depreciation and amortization expense includes goodwill amortization, if any, and excludes amortization of debt cost which is reflected in interest expense.

(14) Net debt is calculated as total debt (including capital lease obligations) less cash and cash equivalents.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should consider carefully the risks described below, together with the other information in or incorporated by reference into this prospectus supplement and the accompanying prospectus, before you make a decision to purchase our common stock. If any of the following risks actually occur, our business, financial condition, operating results and prospects could be materially adversely affected, which in turn could adversely affect the price of our common stock.

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT AND DEBT SERVICE OBLIGATIONS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER OUR OUTSTANDING DEBT INSTRUMENTS.

     We have a substantial amount of debt outstanding. The following chart shows certain important credit statistics as of April 20, 2002, on a pro forma basis after giving effect to the Acquisition and as adjusted for this offering, the concurrent debt offering and borrowings under our new credit facility.

                                                              AT APRIL 20, 2002,
                                                                 AS ADJUSTED
                                                              ------------------
                                                                (IN THOUSANDS)
Total debt (including capital leases).......................      2,202,719
Shareholders' equity........................................        687,382
Total capitalization........................................      2,890,101
Debt to capitalization......................................           76.2%

     The amount of our debt could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to our outstanding debt instruments;

     - require us to dedicate a substantial portion of our cash flow to payments on our debt, which in turn may limit our ability to pursue our growth strategy;

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to fund future working capital, capital expenditures and other general corporate requirements;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

     - limit, along with the financial and other restrictive covenants in our debt, among other things, our ability to borrow additional funds. If we fail to comply with those covenants, it could result in an event of default which, if not cured or waived, could have a material adverse effect on our financial condition.

     We and our subsidiaries may be able to incur substantial additional debt in the future, including secured debt. The terms of the indentures governing our outstanding debt and our new credit facility do not fully prohibit us or our subsidiaries from doing so. As of April 20, 2002, on a pro forma basis after giving effect to the Acquisition and as adjusted for this offering and the concurrent debt offering, our new credit facility would have permitted additional borrowings of up to approximately $400 million, all of which would be secured. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

     Our ability to make payments on and to refinance our debt will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter and is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

     We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all.

WE MAY BE MATERIALLY ADVERSELY AFFECTED BY THE BANKRUPTCY OF KMART CORPORATION.

     Kmart Corporation is our largest customer, accounting for 17% of our net sales in 2001, on a pro forma basis after giving effect to the Acquisition. We began shipments under a ten-year agreement in April 2001, with full implementation in July 2001. On January 22, 2002, Kmart and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. Shortly thereafter, we and Kmart entered into a critical vendor agreement under the terms of which Kmart paid us $76 million of indebtedness and we agreed to supply Kmart for two years. We will assert a prepetition claim in the bankruptcy proceeding for obligations under our ten-year distribution agreement. A material portion of this claim may not be paid by Kmart.

     The terms of our distribution agreement provide that Kmart can terminate if, among other things, the volume of Kmart's purchases decline by certain amounts, if we materially breach our obligations, including a failure to maintain specified service levels, or if we experience certain types of changes of control. Kmart can also elect to terminate the distribution agreement on 12-months written notice given after the fifth anniversary of its effective date, with the termination to take place at the end of a transition period of up to an additional 12 months at Kmart's discretion.

     Subject to the effect of the critical vendor agreement, Kmart has the right to assume or reject the distribution agreement with us. If Kmart rejects it, a breach by Kmart will result, effective immediately prior to the bankruptcy filing date, but we may still have to supply Kmart for a 12-month transition period. If Kmart assumes the distribution agreement, it would be required to cure all defaults, including payment of our prepetition claim. Because Kmart is a substantial portion of our business, negative information about Kmart's performance, financial condition, business prospects and progress through its bankruptcy may adversely affect the market for and prices of our common stock.

     We cannot predict what effect this bankruptcy will have on us, but Kmart's announced plan to close 283 stores will result in the elimination of sales to those stores. Further, a failure by Kmart to successfully reorganize or to continue as a going concern would have a material adverse effect on us. Also, although no material litigation is currently outstanding, we may be involved in litigation related to the Kmart bankruptcy.

THE INDENTURE GOVERNING OUR NEW SENIOR NOTES, OUR NEW CREDIT FACILITY AND OUR OTHER EXISTING INDEBTEDNESS CONTAIN PROVISIONS THAT COULD MATERIALLY RESTRICT OUR BUSINESS.

     The indenture governing our new senior notes, our new credit facility and our other existing indebtedness contain a number of significant covenants that, among other things, restrict our ability to:

     - dispose of assets;

     - incur additional debt;

     - guarantee third-party obligations;

     - repay other debt or amend other debt instruments;

     - create liens on assets;

     - enter into capital leases;

     - make investments, loans or advances;

     - make acquisitions or engage in mergers or consolidations;

     - make capital expenditures; and

     - engage in certain transactions with our subsidiaries and affiliates.

     In addition, under our new credit facility, we are required to meet a number of financial ratios and tests.

     Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our credit facility and the documents governing our other existing indebtedness, which would permit our lenders to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and our senior lenders could terminate their commitments to make further extensions of credit under our credit facility. If we were unable to repay debt to our secured lenders, they could proceed against the collateral securing the debt.

IF THE CUSTOMERS TO WHOM WE LEND MONEY OR FOR WHOM WE GUARANTEE STORE LEASE OBLIGATIONS FAIL TO REPAY US, IT COULD HARM OUR FINANCIAL RESULTS.

     We provide subleases, extend loans to and make investments in many of our retail store customers, often in conjunction with the establishment of long-term supply contracts. As of December 29, 2001, on a pro forma basis after giving effect to the Acquisition, we had an aggregate of $119 million in outstanding loans to our customers. Our loans to our customers are generally not investment grade and are highly illiquid. We also have investments in customers through direct financing leases of real property and equipment, lease guarantees, operating leases or credit extensions for inventory purchases.

     Although we have strict credit policies and apply cost/benefit analyses to these investment decisions, we face the risk that credit losses from existing or future investments or commitments could adversely affect our financial results. On a pro forma basis after giving effect to the Acquisition, our credit loss expense from receivables as well as from investments in customers was $40 million in 2001 (including a $17 million charge relating to the Kmart bankruptcy) and $1 million for the 16 weeks ended April 20, 2002.

VARIOUS CHANGES IN THE DISTRIBUTION AND RETAIL MARKETS IN WHICH WE OPERATE HAVE LED AND MAY
CONTINUE TO LEAD TO REDUCED SALES AND MARGINS FOR US AND LOWER PROFITABILITY FOR OUR CUSTOMERS.

     The distribution and retail markets in which we operate are undergoing accelerated change as distributors and retailers seek to lower costs and provide additional services in an increasingly competitive environment. An example of this is the growing trend of large self-distributing chains consolidating to reduce costs and gain efficiencies. Eating away from home and alternative format food stores, such as warehouse stores and supercenters, have taken market share from traditional supermarket operators, including independent grocers, many of whom are our customers. Vendors, seeking to ensure that more of their promotional fees and allowances are used by retailers to increase sales volume, increasingly direct promotional dollars to large self-distributing chains. We believe that these changes have led to reduced sales, reduced margins and lower profitability among many of our customers and, consequently, for us. If the strategies we have developed in response to these changing market conditions are not successful, it could harm our financial condition and business prospects.

CONSUMABLE GOODS DISTRIBUTION IS A LOW-MARGIN BUSINESS AND IS SENSITIVE TO ECONOMIC CONDITIONS.

     We derive most of our revenues from the consumable goods distribution industry. This industry is characterized by a high volume of sales with relatively low profit margins. A significant portion of our sales are at prices that are based on product cost plus a percentage markup. Consequently, our results of operations may be negatively impacted when consumable goods prices go down, even though our percentage markup may remain constant. The consumable goods industry is also sensitive to national and regional economic conditions, and the demand for our consumable goods has been adversely affected from time to time by economic downturns.

WE FACE COMPETITION IN BOTH OUR DISTRIBUTION AND RETAIL MARKETS, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY IN THESE MARKETS, IT COULD HARM OUR BUSINESS.

     Our distribution group operates in a highly competitive market. We face competition from local, regional and national food distributors on the basis of price, quality and assortment, schedules and reliability of deliveries and the range and quality of services provided. We also compete with retail supermarket chains that self-distribute, purchasing directly from vendors and distributing products to their supermarkets for sale to the consumer. Consolidation of self-distributing chains may produce even stronger competition for our distribution group.

     Our retail group competes with other food outlets on the basis of price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal. Traditional mass merchandisers have gained a growing foothold in food marketing and distribution with alternative store formats, such as warehouse stores and supercenters, which depend on concentrated buying power and low-cost distribution technology. We expect that stores with alternative formats will continue to increase their market share in the future. Retail consolidations not only produce stronger competition for our retail group, but may also result in declining sales in our distribution group if our existing customers are acquired by self-distributing chains.

     Some of our competitors have greater financial and other resources than we do. In addition, consolidation in the industry, heightened competition among our vendors and new entrants could create additional competitive pressures that reduce our margins and adversely affect our business. If we fail to successfully respond to these competitive pressures or to implement our strategies effectively, it could have a material adverse effect on our financial condition and business prospects.

BECAUSE WE OWN AND OPERATE REAL ESTATE, WE FACE THE RISK OF BEING HELD LIABLE FOR ENVIRONMENTAL DAMAGES THAT MAY OCCUR ON OUR PROPERTIES.

     Our facilities and operations are subject to various laws, regulations and judicial and administrative orders concerning protection of the environment and human health, including provisions regarding the transportation, storage, distribution, disposal or discharge of certain materials. In conformity with these provisions, we have a comprehensive program for testing, removal, replacement or repair of our underground fuel storage tanks and for site remediation where necessary. Although we have established reserves that we believe will be sufficient to satisfy the anticipated costs of all known remediation requirements, we cannot assure you that these reserves will be sufficient.

     We and others have been designated by the U.S. Environmental Protection Agency and by similar state agencies as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, or similar state laws, as applicable, with respect to EPA-designated Superfund sites. While liability under CERCLA for remediation at these sites is generally joint and several with other responsible parties, we believe that, to the extent we are ultimately determined to be liable for the expense of remediation at any site, such liability will not result in a material adverse effect on our consolidated financial position or results of operations.

WE ARE A PARTY TO OR THREATENED WITH VARIOUS LITIGATION AND CONTINGENT LOSS SITUATIONS ARISING IN THE ORDINARY COURSE OF OUR BUSINESS AND CORE-MARK'S BUSINESS. IF ANY PROCEEDING IS RESOLVED AGAINST US, IT COULD HARM OUR FINANCIAL CONDITION AND BUSINESS PROSPECTS.

     We are a party to or threatened with various other litigation and contingent loss situations arising in the ordinary course of our business including:

     - disputes with customers and vendors;

     - disputes with owners or creditors of financially troubled or failed customers;

     - disputes with employees;

     - disputes with insurance carriers;

     - disputes with landlords and lessees;

     - disputes with tax authorities;

     - litigation involving health and other effects of cigarette smoking and other uses of tobacco; and

     - litigation by the U.S. Department of Justice to recover federal Medicare costs allegedly connected to smoking;

some of which may be for substantial amounts. We incur the costs of defending any such litigation whether or not a claim has merit. We intend to vigorously defend against all lawsuits, but we cannot predict the outcome of any case. An unfavorable outcome in any case could harm our business and financial results.

BECAUSE WE SELL FOOD AND OTHER PRODUCTS, WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Like any other seller of food and other consumer products, we face the risk of exposure to product liability claims in the event that people who purchase products we sell become injured or experience illness from those products. We believe that we have sufficient primary and excess umbrella liability insurance to protect us against any product liability claims that may arise. However, this insurance may not continue to be available at a reasonable cost, or, even if it is available, it may not be adequate to cover our liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying our products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party and the policy limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification to cover our liabilities, product liability claims could materially reduce our earnings.

OUR CURRENT STRATEGY INVOLVES GROWTH THROUGH ACQUISITIONS, WHICH REQUIRES US TO INCUR SUBSTANTIAL COSTS AND POTENTIAL LIABILITIES FOR WHICH WE MAY NEVER REALIZE THE ANTICIPATED BENEFITS.

     As part of our growth strategy for our distribution group, we intend to continue to seek strategic acquisitions of other distributors on a selective basis. In addition, our retail group intends to selectively acquire stores operated by others on a strategic basis. Since the beginning of 2001, we have acquired several businesses.

     On April 23, 2002, we signed a merger agreement to acquire Core-Mark International, Inc., a distributor of consumer package goods to nearly 30,000 convenience stores and other retailers in the western United States and western Canada from its network of 19 distribution centers. Also in April 2002, we acquired Head Distributing Company, a wholesale distributor that operates two piece-pick distribution centers and serves approximately 3,000 retail locations in six southeastern states. In March 2002, we signed an agreement with Albertson's, Inc. to acquire Albertson's distribution center in Tulsa, Oklahoma and to supply 39 Albertson's stores in Oklahoma and Nebraska for the next five years. We expect that shipments under this arrangement, which is subject to customary closing conditions, will commence in July 2002. In September 2001, we purchased certain assets and inventory of Miller & Hartman South, LLC, a wholesale distributor serving over 1,800 convenience stores in Kentucky and surrounding states. In April 2001, we acquired Minter-Weisman Co., a wholesale distribution company serving over 800 convenience stores in Minnesota, Wisconsin and surrounding states.

     In May 2002, we purchased seven stores located in the Dallas, Texas metropolitan area, which we operate under our price impact format. In September 2001, we purchased five Smith's Food & Drug Stores located in New Mexico and Texas from Kroger Co. which we operate under our price impact format. In April 2001, we also purchased seven Food 4 Less stores located in Central California from Whitco Foods, Inc. which we continue to operate as price impact stores under the Food 4 Less banner.

     We cannot assure you that we will be able to continue to implement our growth strategy, or that this strategy will ultimately be successful. We regularly engage in evaluations of potential acquisitions and are in various stages of discussion regarding possible acquisitions, certain of which, if consummated, could be significant to us, including the Acquisition. Any potential acquisitions may result in significant transaction expenses, increased interest and amortization expense, increased capital expenditures, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on our operating results.

     Achieving the benefits of these acquisitions will depend in part on our ability to integrate those businesses with our business in an efficient manner. We cannot assure you that this will happen or that it will happen in an efficient manner. Our consolidation of operations following these acquisitions may require substantial attention from our management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on our ability to achieve expected net sales, operating expenses and operating results for these acquired businesses. We cannot assure you that we will realize any of the anticipated benefits of any acquisition, and if we fail to realize these anticipated benefits, our operating performance could suffer.

     Furthermore, we may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions.

WE OPERATE IN A COMPETITIVE LABOR MARKET, AND A SUBSTANTIAL NUMBER OF OUR EMPLOYEES ARE COVERED BY COLLECTIVE BARGAINING AGREEMENTS.

     Our continued success will depend on our ability to attract and retain qualified personnel in both our distribution and retail groups. We compete with other businesses in our markets with respect to attracting and retaining qualified employees. A shortage of qualified employees would require us to enhance our wage and benefits packages in order to compete effectively in the hiring and retention of qualified employees or to hire more expensive temporary employees. In addition, approximately 44%, or approximately 9,200, of our employees are covered by collective bargaining agreements, most of which expire at various times over the course of the next five years. In addition, Core-Mark is a party to a number of local collective bargaining agreements. These agreements, most of which expire at various times over the course of the next five years, cover an aggregate of approximately 9%, or approximately 260, of Core-Mark's employees.

     We cannot assure you that we or Core-Mark will be able to renew our respective collective bargaining agreements, that our labor costs will not increase, that we will be able to recover any increases through increased prices charged to customers or that we will not suffer business interruptions as a result of strikes or other work stoppages. If we fail to attract and retain qualified employees, to control our labor costs, or to recover any increased labor costs through increased prices charged to our customers, it could harm our business.

OUR BYLAWS MAY PREVENT US FROM EFFECTIVELY DEFENDING AGAINST CERTAIN TAKEOVER ATTEMPTS AND MAY RESULT IN DEFAULTS OCCURRING UNDER OUR INDEBTEDNESS IN THE EVEN THAT CERTAIN TYPES OF CHANGES OF CONTROL OF OUR COMPANY OCCUR.

     Our bylaws contain a provision that prohibits us from adopting a shareholder rights plan or any other form of "poison pill" without the prior approval of holders of at least a majority of the shares of our outstanding capital stock. This provision limits the flexibility of our board of directors in negotiating with potential hostile acquirors and may result in our board of directors being unable to prevent a takeover of our company at a price that it believes is inadequate. Additionally, the indenture for the concurrent debt offering and the agreements governing our existing indebtedness contain, and any future other agreements relating to other indebtedness to which we become a party may contain, provisions that provide that a change of control of our company constitutes a default or otherwise requires repayment of amounts borrowed under these agreements. It is unclear whether our bylaws would prohibit us from repaying our indebtedness upon a change of control without the consent of a majority of our stockholders. Any failure to repay or offer to repay such indebtedness, as the case may be, would constitute an event of default under the agreements governing our existing indebtedness and the new senior notes and may constitute an event of default under any future agreements relating to other indebtedness to which we become a party which would likely have an adverse effect on the value of our common stock.

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE, WHICH MAY MAKE IT DIFFICULT FOR YOU TO SELL OUR COMMON STOCK WHEN YOU WANT TO AT A PRICE YOU FIND ATTRACTIVE.

     For our fiscal year ended December 29, 2001 the high sales price of our common stock was $37.89 and the low sales price was $10.75. The trading price of our common stock is likely to continue to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

     - actual or anticipated variations in quarterly results;

     - new products or services offered by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the distribution and retail industries;

     - our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - adverse or unfavorable publicity regarding us or our services;

     - additions or departures of key personnel; and

     - sales of common stock by us and our existing stockholders.

     In addition, because we depend on Kmart for a substantial portion of our business, negative information about Kmart's performance, financial condition and business prospects has in the past and may continue to adversely affect the market for and prices of our common stock.

TERRORIST ATTACKS AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE MARKET FOR OUR COMMON STOCK, THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND OUR PROFITABILITY.

     Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect our sales.

     Also as a result of terrorism, the United States has entered into an armed conflict which could have a further impact on our sales, our supply chain, and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

     More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in a worsening of economic conditions in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our securities and on the future price of our securities.

                              CONCURRENT OFFERING

     Concurrently with this offering, we are offering $200 million aggregate principal amount of our 9 1/4% Senior Notes due 2010. The closing of this offering is conditioned on the closing of the Acquisition and the other related financings.

                                USE OF PROCEEDS

     Our net proceeds from this offering (including the full exercise of the underwriters' over-allotment option) and the concurrent debt offering will be approximately $365 million, after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering and the concurrent debt offering, together with initial borrowings under our new credit facility and cash on hand, to fund the Acquisition, to repay the outstanding indebtedness under our existing credit facility and other indebtedness and to pay related fees and expenses.

     The following table summarizes the estimated sources and uses of funds from this offering, the concurrent debt offering and our new credit facility. The actual amounts may differ from those shown below on the closing date of these transactions.

SOURCES OF FUNDS
(IN MILLIONS)
----------------
New Fleming revolving credit facility(1)....................   $118
New Fleming term loan(1)....................................    425
9 1/4% Senior Notes due 2010................................    200
Common Stock................................................    178
Available cash from Core-Mark...............................     35
                                                               ----
          Total Sources.....................................   $956
                                                               ====

USES OF FUNDS
(IN MILLIONS)
-------------
Purchase of Core-Mark equity(2).............................   $295
Repay existing Fleming revolving credit facility(3).........    381
Repay existing Fleming term loan(3).........................    109
Repay Core-Mark receivables securitization facility(4)......     55
Repay Core-Mark 11 3/8% Senior Subordinated Notes due
  2003(5)...................................................     75
Fees and expenses of the transactions(6)....................     41
                                                               ----
          Total Uses........................................   $956
                                                               ====

------------

(1) Our new credit facility will consist of a $550 million revolving facility and a $425 million term loan.

(2) If the Acquisition is not consummated on or before June 30, 2002 we will pay an additional $7 million in cash to purchase the Core-Mark equity.

(3) The stated interest rate on borrowings under our existing credit facility is equal to a referenced index rate, normally the London interbank offered interest rate, or LIBOR, plus a margin. The level of the margin is dependent upon credit ratings on our senior secured bank debt. Our existing revolving credit facility matures on July 25, 2003. Our existing term loan matures on July 25, 2004.

(4) Core-Mark's obligations under its receivables securitization facility currently bear interest at either LIBOR or the commercial paper rate plus a margin and mature in January 2003. This facility will be repaid as soon as practicable following the closing of the Acquisition.

(5) We intend to call Core-Mark's 11 3/8% Senior Subordinated Notes due 2003 for redemption upon consummation of the Acquisition at a redemption price of 102.844% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest to the redemption date.

(6) Includes the redemption premium for Core-Mark's 11 3/8% Senior Subordinated Notes due 2003 and the accrued and unpaid interest thereon to the redemption date.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the New York Stock Exchange under the symbol "FLM."

     The following table sets forth the high and low per share sales prices for our common stock as quoted on the New York Stock Exchange and dividends paid per share on our common stock for each period indicated:

                                                                                CASH
                                                             HIGH     LOW     DIVIDENDS
                                                            ------   ------   ---------
FISCAL 2000
  First Quarter...........................................  $16.25   $ 8.69     $0.02
  Second Quarter..........................................   16.56    12.75      0.02
  Third Quarter...........................................   17.63    12.38      0.02
  Fourth Quarter..........................................   15.06    10.31      0.02
FISCAL 2001
  First Quarter...........................................  $26.80   $10.75     $0.02
  Second Quarter..........................................   36.14    23.97      0.02
  Third Quarter...........................................   37.89    23.55      0.02
  Fourth Quarter..........................................   29.60    18.05      0.02
FISCAL 2002
  First Quarter...........................................  $24.49   $15.50     $0.02
  Second Quarter (through June 12, 2002)..................  $26.10   $19.30      0.02

     On June 12, 2002, the closing price of our common stock on the New York Stock Exchange was $19.40 per share.

                                DIVIDEND POLICY

     We have paid cash dividends on our common stock for 85 consecutive years. Dividends are generally declared on a quarterly basis with holders as of the record date being entitled to receive the cash dividend on the payment date. We paid cash dividends of $.02 per share on a quarterly basis in each quarter of 2002, 2001 and 2000.

                                 CAPITALIZATION

     The following table sets forth (a) our current maturities of long-term debt and capital leases and our consolidated capitalization at April 20, 2002 and (b) our current maturities of long-term debt and capital leases and our consolidated capitalization at April 20, 2002 as adjusted to give effect to the Acquisition, this offering (including the full exercise of the underwriters' over-allotment option), the concurrent debt offering and our new credit facility, after deducting underwriting discounts and commissions and estimated offering expenses and our application of the net proceeds therefrom.

                                                                  AT APRIL 20, 2002
                                                             ---------------------------
                                                             ACTUAL(1)    AS ADJUSTED(2)
                                                             ----------   --------------
                                                                   (IN THOUSANDS)
Current maturities of long-term debt and capital leases....  $   61,498     $   26,001
Long-term debt:
  New revolving credit facility............................          --         79,667
  New term loan facility...................................          --        420,750
  Existing revolving credit facility.......................     310,000             --
  Existing term loan facility..............................      69,010             --
  Long-term obligations under capital leases...............     328,295        328,295
  10 1/8% senior notes due 2008............................     348,225        348,225
  9 1/4% senior notes due 2010.............................          --        200,000
  10 5/8% senior subordinated notes due 2007...............     400,000        400,000
  9 7/8% senior subordinated notes due 2012................     260,260        260,260
  5 1/4% convertible senior subordinated notes due 2009....     150,000        150,000
  Other debt (including discounts).........................     (10,479)       (10,479)
                                                             ----------     ----------
     Total long-term debt (including current maturities)...   1,916,809      2,202,719
     Total shareholders' equity............................     517,909        687,382
                                                             ----------     ----------
     Total capitalization (including current maturities)...  $2,434,718     $2,890,101
                                                             ==========     ==========

------------

(1) Does not include our $250 million of 10 1/2% Senior Subordinated Notes due 2004 outstanding at April 20, 2002, which we redeemed on June 1, 2002.

(2) The "As Adjusted" column gives effect to our repayment of certain indebtedness of Core-Mark in connection with the Acquisition. As of March 31, 2002, Core-Mark had $76 million outstanding under its receivables securitization facility and $75 million aggregate principal amount of its 11 3/8% Senior Subordinated Notes due 2003 outstanding. We intend to repay Core-Mark's obligations under its receivables securitization facility, which currently bears interest at either LIBOR or the commercial paper rate, plus a margin and mature in January 2003, as soon as practicable following the consummation of the Acquisition. We intend to call Core-Mark's 11 3/8% Senior Subordinated Notes due 2003 for redemption upon consummation of the Acquisition at a redemption price of 102.844% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest to the redemption date.

                SELECTED CONSOLIDATED FINANCIAL DATA OF FLEMING
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     The information presented below for, and as of the end of, each of the fiscal years in the five-year period ended December 29, 2001 is derived from our audited consolidated financial statements. The information presented below for, and as of the end of, the 16 weeks ended April 21, 2001 and April 20, 2002 is derived from our unaudited consolidated condensed financial statements, which include all adjustments that management considers necessary for a fair presentation of our financial position and results of operations for those periods. The information for, and as of the end of, the 16 weeks ended April 20, 2002 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year ending December 28, 2002. You should read the information set forth below together with the other financial information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                           FISCAL YEAR ENDED(1)                                16 WEEKS ENDED
                                 ------------------------------------------------------------------------   ---------------------
                                 DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   APRIL 21,   APRIL 20,
                                   1997(2)        1998(3)        1999(4)        2000(5)        2001(6)       2001(7)     2002(8)
                                 ------------   ------------   ------------   ------------   ------------   ---------   ---------
INCOME STATEMENT DATA:
Net sales(9)...................    $14,916        $14,629        $14,218        $14,369        $15,558       $4,137      $4,686
Costs and expenses:
 Cost of sales(9)..............     13,508         13,179         12,781         13,022         14,367        3,771       4,347
 Selling and administrative....      1,172          1,251          1,262          1,187            961          315         255
 Interest expense..............        163            161            165            175            166           58          50
 Interest income and other.....        (30)           (25)           (30)           (25)           (24)          (9)         (7)
 Impairment/restructuring
   charge (credit).............         --            653            103            213            (24)         (27)         --
 Litigation charge (credit)....         21              8             --             (2)            49            2           0
                                   -------        -------        -------        -------        -------       ------      ------
   Total costs and expenses....     14,834         15,227         14,281         14,570         15,495        4,110       4,645
                                   -------        -------        -------        -------        -------       ------      ------
Earnings(loss) before taxes....         82           (598)           (63)          (201)            63           27          41
Taxes on income(loss)..........         44            (87)           (18)           (79)            36           11          16
                                   -------        -------        -------        -------        -------       ------      ------
Earnings(loss) before
 extraordinary charge(10)......         38           (511)           (45)          (122)            27           16          25
Extraordinary charge from early
 retirement of debt (net of
 taxes)........................        (13)            --             --             --             (4)          (4)         --
                                   -------        -------        -------        -------        -------       ------      ------
   Net earnings(loss)(10)......    $    25        $  (511)       $   (45)       $  (122)       $    23       $   12      $   25
                                   =======        =======        =======        =======        =======       ======      ======
Diluted earnings(loss) per
 share(11).....................    $  0.67        $(13.48)       $ (1.17)       $ (3.15)       $  0.52       $ 0.29      $ 0.52
BALANCE SHEET DATA (AT END OF
 PERIOD):
 Cash and cash equivalents.....    $    30        $     6        $     7        $    30        $    17       $   27      $    4
 Total assets..................      3,924          3,491          3,573          3,403          3,655        3,176       3,824
 Total debt (including current
   maturities and capital
   leases).....................      1,563          1,566          1,694          1,669          1,811        1,636       1,917
 Shareholders' equity..........      1,090            570            561            427            498          494         518
OTHER FINANCIAL AND OPERATING
 DATA:
 Cash flows provided by (used
   in) operating activities....    $   113        $   141        $   118        $   127        $   (32)      $ (116)     $  (43)
 Cash flows provided by (used
   in) investing activities....        (54)          (163)          (213)           (48)          (190)          84         (49)
 Cash flows provided by (used
   in) financing activities....        (92)            (2)            96            (55)           209           29         342
 EBITDA(12)....................        441           (237)           281            154            385          137         137
 Adjusted EBITDA(13)...........        460            431            411            456            476          136         137
 Depreciation and
   amortization(14)............        173            180            158            169            166           51          46
 Capital expenditures..........        129            200            166            151            238           48          61
 Ratio of earnings to fixed
   charges(15).................       1.41x            --             --             --           1.29x        1.43x      1.65x

------------

 (1) Fiscal 2000 is a 53-week year; all other years are 52 weeks.

 (2) The results in 1997 reflect a charge of $19 million ($9 million after-tax) related to the settlement of a lawsuit against us. Such period also reflects an extraordinary charge of $22 million ($13 million after-tax) related to a recapitalization.

 (3) The results in 1998 reflect an impairment/restructuring charge with related costs totaling $668 million ($543 million after-tax) related to the strategic plan.

 (4) The results in 1999 reflect an impairment/restructuring charge with related costs totaling $137 million ($92 million after-tax) related to our strategic plan. Such period also reflects unusual items ($31 million charge to close 10 conventional retail stores, income of $22 million from extinguishing a portion of the self-insured workers' compensation liability, interest income of $9 million related to refunds in federal income taxes from prior years, and $6 million in gains from the sale of distribution facilities) netting to $6 million of income ($3 million after-tax).

 (5) The results in 2000 reflect an impairment/restructuring charge with related costs totaling $309 million ($183 million after-tax) relating to our strategic plan. Such period also reflects unusual items ($10 million charge related primarily to asset impairment on retail stores, income of $2 million relating to litigation settlements, and $9 million in gains from the sale of distribution facilities) netting to less than $1 million of income ($1 million loss after-tax).

 (6) The results in 2001 reflect an impairment/restructuring credit totaling $24 million ($25 million after-tax reflecting the tax expense impact of goodwill permanent differences from the sale of certain retail stores) relating to our strategic plan. Such period also reflects unusual items ($49 million in charges relating to litigation settlements, $20 million in charges relating to Kmart's bankruptcy reorganization and $2 million due to early retirement of debt) netting to approximately $70 million in charges ($42 million after-tax).

 (7) The results in the first quarter of 2001 reflect an impairment/restructuring net credit totaling $1 million (less than $1 million after-tax) relating to our strategic plan. Such period also reflects unusual items ($2 million in charges relating to litigation settlements and approximately $2 million in charges due to early retirement of debt) netting to approximately $3 million in charges ($2 million after-tax).

 (8) During the first quarter of 2002, we adopted SFAS No. 142 and ceased amortizing goodwill cost. No prior period restatements were made. Goodwill amortization for any of the prior years reported did not exceed $33 million. Also, cash and cash equivalents and total debt amounts exclude amounts related to the 10 1/2% senior subordinated notes due 2004 and related transaction fees as these amounts are being held in trust to redeem the notes in June, 2002.

 (9) During the first quarter of 2002, we adopted EITF 01-9 and reduced sales and cost of sales for all prior periods with the impact on any year reported not exceeding $75 million. The adoption had no effect on gross margins or earnings.

(10) On December 30, 2001, we adopted SFAS 142, Accounting for Goodwill and Other Intangible Assets, which eliminated periodic amortization of goodwill. If we had applied the nonamortization provisions of SFAS 142 for each of the periods presented, earnings (loss) before extraordinary charge would have been $70 million for 1997, $(480) million for 1998, $(26) million for 1999, $(103) million for 2000, $46 million for 2001, and $22 million for the 16 weeks ended April 21, 2001; and net earnings (loss) would have been $57 million for 1997, $(480) million for 1998, $(26) million for 1999, $(103) million for 2000, $42 million for 2001, and $18 million for the 16 weeks ended April 21, 2001.

(11) See Note (10). If we had applied the nonamortization provisions of SFAS 142 for all periods presented our diluted earnings (loss) per share would have been $1.50 for 1997, $(12.67) for 1998, $(0.67) for 1999, $(2.67) for 2000,
     $0.94 for 2001, and $0.42 for the 16 weeks ended April 21, 2001.

(12) EBITDA is earnings before extraordinary items, interest expense, income taxes, depreciation and amortization, equity investment results and LIFO provision. EBITDA should not be considered as an alternative measure of our net income, operating performance, cash flow or liquidity. We provide it as additional information related to our ability to service debt; however, conditions may require conservation of funds for other uses. Although we believe EBITDA enhances your understanding of our financial condition, this measure, when viewed individually, is not necessarily a better indicator of any trend as compared to conventionally computed measures (e.g., net sales, net earnings, net cash flows, etc.). Amounts presented may not be comparable to similar measures disclosed by other companies.

(13) Adjusted EBITDA is EBITDA less unusual adjustments (e.g., strategic plan charges and specific litigation charges). The following table reconciles EBITDA to Adjusted EBITDA:

                                                                            HISTORICAL
                                 ------------------------------------------------------------------------------------------------
                                                            FISCAL YEAR ENDED                                  16 WEEKS ENDED
                                 ------------------------------------------------------------------------   ---------------------
                                 DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   APRIL 21,   APRIL 20,
                                     1997           1998           1999           2000           2001         2001        2002
                                 ------------   ------------   ------------   ------------   ------------   ---------   ---------
EBITDA.........................      $441          $(237)          $281           $154           $385         $137        $137
Add back:
 Non-cash strategic plan
   charges.....................        --            594             78            121            (12)         (18)         --
 Non-cash unusual
   adjustments.................        --             --             14              8             20           --          --
                                     ----          -----           ----           ----           ----         ----        ----
EBITDA excluding non-cash
 strategic plan charges and
 unusual adjustments...........       441            357            373            283            393          119         137
Add back:
 Cash related strategic plan
   charges.....................        --             74             58            181             36           17          --
 Cash related unusual
   adjustments.................        19             --            (20)            (8)            47           --          --
                                     ----          -----           ----           ----           ----         ----        ----
Adjusted EBITDA................      $460          $ 431           $411           $456           $476         $136        $137
                                     ====          =====           ====           ====           ====         ====        ====

(14) Depreciation and amortization expense includes goodwill amortization, if any, and excludes amortization of debt cost which is reflected in interest expense.

(15) For purposes of computing this ratio, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist primarily of interest expense, including amortization of deferred debt issuance costs and one-third of rental expense (the portion considered representative of the interest factor). Earnings were insufficient to cover fixed charges by $598 million, $63 million and $202 million for the fiscal years ended December 26, 1998, December 25, 1999 and December 30, 2000, respectively.

               SELECTED CONSOLIDATED FINANCIAL DATA OF CORE-MARK

     The following table sets forth selected historical consolidated financial and other data for Core-Mark International, Inc. The historical financial data as of the end of and for each year in the five-year period ended December 31, 2001 have been derived from Core-Mark's audited consolidated financial statements. The information presented below for, and as of the end of, the three-month period ended March 31, 2001 and 2002 is derived from Core-Mark's unaudited condensed consolidated financial statements, which include all adjustments that Core-Mark's management considers necessary for a fair presentation of Core-Mark's financial position and results of operations for those periods. The information for, and as of the end of, the three months ended March 31, 2002 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year ended December 31, 2002. You should read the information set forth below together with the other financial information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                                                              THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                            MARCH 31,
                                             --------------------------------------------------------------   -------------------
                                                1997         1998         1999         2000         2001        2001       2002
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
                                                                                (IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales................................  $2,395,867   $2,476,376   $2,838,107   $3,035,379   $3,425,024   $754,266   $825,153
  Costs of goods sold(1)...................   2,216,162    2,295,659    2,643,069    2,840,334    3,211,160    705,121    774,297
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
  Gross profit(1)..........................     179,705      180,717      195,038      195,045      213,864     49,145     50,856
  Operating and administrative expenses....     148,902      150,977      155,128      160,143      169,691     42,150     41,463
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
  Operating income(1)......................      30,803       29,740       39,910       34,902       44,173      6,995      9,393
  Interest expense, net....................      18,181       15,402       12,696       12,852       11,121      3,042      2,488
  Amortization of debt refinancing
    costs(2)...............................       1,498        2,204        1,274        1,274        1,274        318        318
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
  Income before income taxes...............      11,124       12,134       25,940       20,776       31,778      3,635      6,587
  Income tax expense(3)....................       4,834        4,925        5,740        9,721       14,268      1,633      2,832
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
  Net income(4)............................  $    6,290   $    7,209   $   20,200   $   11,055   $   17,510   $  2,002   $  3,755
                                             ==========   ==========   ==========   ==========   ==========   ========   ========
OTHER DATA:
  EBITDAL(5)...............................  $   41,597   $   56,419   $   53,493   $   50,129   $   59,446   $  9,867   $ 11,664
  Cash provided by (used in):
    Operating activities...................      17,547        5,933       40,781       (1,925)      28,211     48,867     11,964
    Investing activities...................     (30,739)      (5,311)      (6,575)      (7,620)      (7,916)      (517)      (152)
    Financing activities...................       3,549        9,533      (42,789)      21,282      (23,150)   (56,617)   (12,467)
  Depreciation and amortization(6).........       7,528        8,065        7,912        8,911        9,678      2,475      2,052
  LIFO expense(1)..........................       3,266       18,614        5,671        6,316        5,595        397        219
  Capital expenditures.....................       9,378        5,311        6,575        7,620        7,916        517        152

                                                                               AS OF DECEMBER 31,                      AS OF
                                                              ----------------------------------------------------   MARCH 31,
                                                                1997       1998       1999       2000       2001       2002
                                                              --------   --------   --------   --------   --------   ---------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets..............................................  $336,580   $359,390   $350,068   $374,876   $390,141   $376,465
  Total debt, including current maturities..................   197,012    208,124    165,335    186,617    163,467    151,000

------------

(1) Core-Mark's U.S. inventories are valued at the lower of cost or market. Cost of goods sold is determined on a last-in, first-out (LIFO) basis. During periods of rising prices, the LIFO method of costing inventories generally results in higher costs being charged against income compared to the FIFO method ("LIFO expense") while lower costs are retained in inventories. Conversely, during periods of declining prices or a decrease of Core-Mark's inventory quantities, the LIFO method of costing inventories generally results in lower costs being charged against income compared to the FIFO method ("LIFO income"). During the year ended December 31, 1998, Core-Mark recognized LIFO expense of $18.6 million, primarily due to several very large increases in domestic cigarette wholesale prices during 1998. However, the LIFO expense in 1998 was more than offset by profits resulting from such price increases.

(2) Amortization of debt refinancing costs reflects the amortization of all costs associated with issuing, restructuring and refinancing debt.

(3) Prior to 1999, Core-Mark had a significant valuation allowance that reduced certain deferred tax assets, based upon management's assessment that it was more likely than not that these deferred tax assets would not be realized. However, as a result of Core-Mark's earnings history, in 1999 Core-Mark's management concluded that the tax benefits related to future deductions, including net operating loss carryforwards, were more likely than not to be realized. Therefore, in 1999, Core-Mark recorded a $6.2 million decrease in its valuation allowance, which resulted in a one-time reduction of its tax rate of approximately 24%.

(4) On January 1, 2002, Core-Mark adopted SFAS 142, Accounting for Goodwill and Other Intangibles. If Core-Mark had applied the nonamortization provisions of SFAS 142 to all periods presented, net income would have been $8 million for 1997, $9 million for 1998, $22 million for 1999, $13 million for 2000, $20 million for 2001, and $2.5 million for the three months ended March 31, 2001.

(5) EBITDAL represents operating income before depreciation, amortization and LIFO expense, each as defined herein. EBITDAL should not be considered in isolation or as a substitute for net income, operating income, cash flows or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. EBITDAL is included because it is one measure used by certain investors to determine a company's ability to service its indebtedness.

(6) Depreciation and amortization includes depreciation on property and equipment, amortization of goodwill and other non-cash charges, and excludes amortization of debt refinancing costs.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following pro forma consolidated information has been derived by the application of pro forma adjustments to the consolidated financial statements of
(i) Fleming as of April 20, 2002 and Core-Mark as of March 31, 2002; (ii) Fleming for the 52 weeks ended December 29, 2001 and Core-Mark for the 12 months ended December 31, 2001; (iii) Fleming for the 16 weeks ended April 20, 2002 and Core-Mark for the three months ended March 31, 2002; and (iv) Fleming for the 52 weeks ended April 20, 2002 and Core-Mark for the 12 months ended March 31, 2002.

     The pro forma consolidated balance sheet gives effect to Fleming's proposed acquisition of Core-Mark (the "Acquisition") for approximately $295 million in cash, plus Fleming's assumption of all of Core-Mark's net debt outstanding as of the closing of the Acquisition (which we currently expect to be approximately $95 million at the time of the closing, which is currently expected to occur in mid-June 2002, for a total purchase price of approximately $390 million) and the related financing transactions (together with the Acquisition, the "Transactions") as if they had occurred as of April 20, 2002. The pro forma consolidated statements of income give effect to the Acquisition and the related financing transactions as if they had occurred (i) on December 31, 2000, with respect to the pro forma consolidated statement of income for the 52 weeks ended December 29, 2001; (ii) on December 30, 2001, with respect to the pro forma consolidated statement of income for the 16 weeks ended April 20, 2002; and
(iii) on April 22, 2001, with respect to the pro forma consolidated statement of income for the 52 weeks ended April 20, 2002. The adjustments necessary to fairly present this pro forma consolidated financial information have been made based on available information and in the opinion of Fleming's management are reasonable and are described in the accompanying notes. This pro forma information reflects our assumption that the Acquisition will be financed by a combination of borrowings under a new credit facility and public offerings of debt and equity. The pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved had the Acquisition and the related financing transactions been consummated on the respective dates indicated and do not purport to indicate balance sheet data or income statement data as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma consolidated financial information will prove to be correct.

     The pro forma adjustments were applied to the historical consolidated financial statements to reflect and account for the Acquisition and the related financing transactions. As a result, these adjustments have no impact on the historical basis of the assets and liabilities. Our purchase of Core-Mark is not complete. We expect to complete the Acquisition in June 2002. Our allocation of the agreed-upon purchase price will depend on the fair values of the assets and liabilities at the date of the Acquisition. Our final allocation of purchase price may differ from this presentation due to potential changes in working capital, our fair value analysis of leases, and the appraisal results for identifiable intangibles.

                 PRO FORMA COMBINING BALANCE SHEET INFORMATION
                              AS OF APRIL 20, 2002
                                 (IN THOUSANDS)

                                                                                   PRO FORMA
                                                          FLEMING     CORE-MARK   ADJUSTMENTS      PRO FORMA
                                                         ----------   ---------   -----------      ----------
ASSETS
Current Assets:
    Cash and cash equivalents..........................  $    3,974   $ 23,542     $ (23,000)(a)   $    4,516
    Cash held by Trustee for refinancing...............     263,125                                   263,125
    Receivables, net...................................     588,321    130,902            --          719,223
    Inventories........................................     954,174    118,278        52,133(b)     1,124,585
    Assets held for sale...............................      28,666         --            --           28,666
    Other current assets...............................      76,169      8,610       (27,804)(c)       56,975
                                                         ----------   --------     ---------       ----------
         Total current assets..........................   1,914,429    281,332         1,329        2,197,090
Investments and notes receivable, net..................     102,073         --            --          102,073
Investment in direct financing leases..................      76,941         --            --           76,941
Property and equipment.................................   1,676,372     77,970       (46,555)(d)    1,707,787
Less accumulated depreciation and amortization.........    (734,388)   (46,555)       46,555(d)      (734,388)
                                                         ----------   --------     ---------       ----------
         Net property and equipment....................     941,984     31,415            --          973,399
Other assets...........................................     233,693      6,034        75,385(e)       315,112
Goodwill, net..........................................     554,388     57,684       166,122(f)       778,194
                                                         ----------   --------     ---------       ----------
         Total assets..................................  $3,823,508   $376,465       242,836       $4,442,809
                                                         ==========   ========     =========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable...................................  $  835,205   $114,972     $      --       $  950,177
    Current maturities of long-term debt...............      39,747     76,000      (111,497)(g)        4,250
    Current obligations under capital leases...........      21,751         --            --           21,751
    Debt to be refinanced..............................     263,125         --            --          263,125
    Other current liabilities..........................     183,711     43,622        (4,869)(h)      222,464
                                                         ----------   --------     ---------       ----------
         Total current liabilities.....................   1,343,539    234,594      (116,366)       1,461,767
Long-term debt.........................................   1,527,016     75,000       246,407(i)     1,848,423
Long-term obligations under capital leases.............     328,295         --            --          328,295
Other liabilities......................................     106,749     12,527        (2,334)(j)      116,942
Shareholders' equity:
    Common stock.......................................     111,661         55        22,945(k)       134,661
    Capital in excess of par value.....................     562,235     26,121       120,352(k)       708,708
    Reinvested earnings (deficit)......................     (96,551)    37,443       (37,443)(k)      (96,551)
    Accumulated other comprehensive income --
         Cumulative currency translation adjustments...          --     (5,447)        5,447(k)            --
         Additional minimum pension liability..........     (59,436)    (3,828)        3,828(k)       (59,436)
                                                         ----------   --------     ---------       ----------
             Total shareholders' equity................     517,909     54,344       115,129          687,382
                                                         ----------   --------     ---------       ----------
         Total liabilities and shareholders' equity....  $3,823,508   $376,465     $ 242,836       $4,442,809
                                                         ==========   ========     =========       ==========

              NOTES TO UNAUDITED PRO FORMA COMBINING BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

     For the purpose of determining the pro forma effect of the transactions on Fleming's Consolidated Balance Sheet as of April 20, 2002, the following pro forma adjustments have been made:

(a)   Cash and cash equivalents --
      Reflect Core-Mark cash used to reduce debt..................   $ (23,000)
                                                                     =========
(b)   Inventories:
           Eliminate Core-Mark LIFO inventory reserve -- offset to
            deferred tax..........................................   $  20,853
           Eliminate Core-Mark LIFO inventory reserve -- offset to
            goodwill..............................................      31,280
                                                                     ---------
                                                                     $  52,133
                                                                     =========
(c)   Other current assets:
           Reclass Core-Mark current deferred tax liability to
            Fleming current deferred tax asset....................   $  (4,869)
           Eliminate Core-Mark LIFO inventory reserve (see note
            (b))..................................................     (20,853)
           Eliminate Core-Mark prepaid pension amount.............      (2,082)
                                                                     ---------
                                                                     $ (27,804)
                                                                     =========
(d)   Property and equipment:
           Offset Core-Mark accumulated depreciation and
            amortization against cost of property and equipment
            with our initial assumption that net book value
            approximates fair value...............................   $ (46,555)
           Eliminate Core-Mark accumulated depreciation and
            amortization..........................................      46,555
                                                                     ---------
                                                                     $      --
                                                                     =========
(e)   Other assets:
           Reclass Core-Mark long-term deferred tax liability to
            Fleming long-term deferred tax asset..................   $  (3,005)
           Eliminate existing Core-Mark deferred financing costs
            due to early debt retirement..........................      (1,501)
           Reflect estimated financing costs from the debt portion
            of the transaction....................................      24,875
           Reflect deferred tax adjustment on Core-Mark pension
            liability.............................................        (936)
           Reflect estimate of other intangibles acquired as a
            result of this transaction............................      55,952
                                                                     ---------
                                                                     $  75,385
                                                                     =========
(f)   Goodwill, net:
           Eliminate existing Core-Mark net goodwill..............   $ (57,684)
           Reflect goodwill from this transaction.................     223,806
                                                                     ---------
                                                                     $ 166,122
                                                                     =========
(g)   Current maturities of long-term debt:
           Reflect payment of existing Core-Mark debt.............   $ (76,000)
           Reflect current maturity of new term loan..............       4,250
           Repay existing term loan...............................     (39,747)
                                                                     ---------
                                                                     $(111,497)
                                                                     =========
(h)   Other current liabilities --
           Reclass Core-Mark current deferred tax liability to
            Fleming current deferred tax asset (see note (c)).....   $  (4,869)
                                                                     =========
(i)   Long-term debt:
           Payment of existing Core-Mark debt.....................   $ (75,000)
           Reflect redemption premium on existing Core-Mark
            debt..................................................       2,133

                             (DOLLARS IN THOUSANDS)

           Reflect new financing to fund the transaction..........     659,027
           Repay existing term loan and credit facility...........    (379,010)
           Reflect estimated transaction fees:
                Debt (see note (e))...............................      24,875
                Equity (see note (k)).............................       9,007
                Merger and acquisition............................       5,375
                                                                     ---------
                                                                     $ 246,407
                                                                     =========
(j)   Other liabilities:
           Reclass Core-Mark long-term deferred tax liability to
            Fleming long-term deferred tax asset (see note (e))...   $  (3,005)
           Adjust Core-Mark post-retirement liability.............         671
                                                                     ---------
                                                                     $  (2,334)
                                                                     =========
(k)   Shareholders' equity:
           Eliminate Core-Mark common stock.......................   $     (55)
           Issue Fleming common stock ($2.50 par value, 9,200
            shares)...............................................      23,000
                                                                     ---------
                                                                        22,945
           Eliminate Core-Mark common stock -- excess capital
            impact................................................     (26,121)
           Issue Fleming common stock -- excess capital impact
            ($19.40 per share less par value, 9,200 shares).......     155,480
           Reflect equity transaction fees........................      (9,007)
                                                                     ---------
                                                                       120,352
           Eliminate Core-Mark retained earnings..................     (37,443)
           Eliminate Core-Mark currency translation adjustments...       5,447
           Eliminate Core-Mark additional minimum pension
            liability.............................................       3,828
                                                                     ---------
                                                                     $ 115,129
                                                                     =========

                PRO FORMA COMBINING INCOME STATEMENT INFORMATION
                        52 WEEKS ENDED DECEMBER 29, 2001
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               PRO FORMA
                                                   FLEMING      CORE-MARK     ADJUSTMENTS       PRO FORMA
                                                 -----------    ----------    -----------      -----------
Net sales......................................  $15,558,102    $3,425,024     $      --       $18,983,126
Costs and expenses (income):
    Cost of sales..............................   14,368,199     3,211,160        76,680(a)     17,656,039
    Selling and administrative.................      960,590       169,691       (61,978)(b)     1,068,303
    Interest expense...........................      165,534        12,395        13,194(c)        191,123
    Interest income and other..................      (24,053)           --          (834)(d)       (24,887)
    Impairment/restructuring credit............      (23,595)           --            --           (23,595)
    Litigation charge..........................       48,628            --            --            48,628
                                                 -----------    ----------     ---------       -----------
         Total costs and expenses..............   15,495,303     3,393,246        27,062        18,915,611
                                                 -----------    ----------     ---------       -----------
Income before taxes............................       62,799        31,778       (27,062)           67,515
Taxes on income(f).............................       36,022        14,268        (7,905)(e)        42,385
                                                 -----------    ----------     ---------       -----------
Income before extraordinary charge(g)..........       26,777        17,510       (19,157)           25,130
Extraordinary charge from early retirement of
  debt (net of taxes)..........................       (3,469)           --            --            (3,469)
                                                 -----------    ----------     ---------       -----------
         Net income(g).........................  $    23,308    $   17,510     $ (19,157)      $    21,661
                                                 ===========    ==========     =========       ===========
Basic income per share:
    Income before extraordinary charge(f)(h)...  $      0.63                                   $      0.49
    Extraordinary charge from early retirement
      of debt (net of taxes)...................        (0.08)                                        (0.07)
                                                 -----------                                   -----------
         Net income(f)(h)......................  $      0.55                                   $      0.42
                                                 ===========                                   ===========
Diluted income per share:
    Income before extraordinary charge(f)(i)...  $      0.60                                   $      0.46
    Extraordinary charge from early retirement
      of debt (net of taxes)...................        (0.08)                                        (0.06)
                                                 -----------                                   -----------
         Net income(f)(i)......................  $      0.52                                   $      0.40
                                                 ===========                                   ===========
Weighted average shares outstanding:
    Basic......................................       42,588                       9,200(j)         51,788
    Diluted(i).................................       44,924                       9,200(k)         54,124

                PRO FORMA COMBINING INCOME STATEMENT INFORMATION
                         16 WEEKS ENDED APRIL 20, 2002
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              PRO FORMA
                                                     FLEMING     CORE-MARK   ADJUSTMENTS       PRO FORMA
                                                    ----------   ---------   -----------       ----------
Net sales.........................................  $4,686,139   $825,153    $        --       $5,511,292
Costs and expenses (income):
    Cost of sales.................................   4,346,460    774,297         18,711(a)     5,139,468
    Selling and administrative....................     255,012     41,463        (17,312)(b)      279,163
    Interest expense..............................      50,413      2,806          5,068(c)        58,287
    Interest income and other.....................      (6,966)        --           (141)(d)       (7,107)
                                                    ----------   --------    -----------       ----------
         Total costs and expenses.................   4,644,919    818,566          6,326        5,469,811
                                                    ----------   --------    -----------       ----------
Income before taxes...............................      41,220      6,587         (6,326)          41,481
Taxes on income...................................      16,611      2,832         (2,728)(e)       16,715
                                                    ----------   --------    -----------       ----------
         Net income...............................  $   24,609   $  3,755    $    (3,598)      $   24,766
                                                    ==========   ========    ===========       ==========
Basic income per share............................  $     0.56                                 $     0.46
                                                    ==========                                 ==========
Diluted income per share..........................  $     0.52                                 $     0.44
                                                    ==========                                 ==========
Weighted average shares outstanding:
    Basic.........................................      44,175                     9,200(j)        53,375
    Diluted.......................................      50,601                     9,200(k)        59,801

                PRO FORMA COMBINING INCOME STATEMENT INFORMATION
                         52 WEEKS ENDED APRIL 20, 2002
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             PRO FORMA
                                                   FLEMING     CORE-MARK    ADJUSTMENTS        PRO FORMA
                                                 -----------   ----------   -----------       -----------
Net sales......................................  $16,106,882   $3,495,911   $        --       $19,602,793
Costs and expenses (income):
    Cost of sales..............................   14,943,544    3,280,336        77,425(a)     18,301,305
    Selling and administrative.................      898,289      169,004       (65,000)(b)     1,002,293
    Interest expense...........................      158,445       11,841        13,748(c)        184,034
    Interest income and other..................      (22,098)          --          (736)(d)       (22,834)
    Impairment/restructuring charge............        3,264           --            --             3,264
    Litigation charge..........................       48,628           --            --            48,628
                                                 -----------   ----------   -----------       -----------
         Total costs and expenses..............   16,030,072    3,461,181        25,437        19,516,690
                                                 -----------   ----------   -----------       -----------
Income before taxes............................       76,810       34,730       (25,437)           86,103
Taxes on income(f).............................       40,890       15,467        (8,393)(e)        47,964
                                                 -----------   ----------   -----------       -----------
         Net income(g).........................  $    35,920   $   19,263   $   (17,044)      $    38,139
                                                 ===========   ==========   ===========       ===========
Basic income per share(f)(h)...................  $      0.82                                  $      0.72
                                                 ===========                                  ===========
Diluted income per share(f)(i).................  $      0.79                                  $      0.69
                                                 ===========                                  ===========
Weighted average shares outstanding:
    Basic......................................       43,813                      9,200(j)         53,013
    Diluted(i).................................       50,866                      4,245(k)         55,111

            NOTES TO UNAUDITED PRO FORMA COMBINING INCOME STATEMENTS
                             (DOLLARS IN THOUSANDS)

     Fleming's Financial Statements for the 52 weeks ended December 29, 2001 reflect the retroactive reclassification to decrease net sales and cost of sales by approximately $70 million with no effect on gross margin due to the adoption of EITF 01-9. Core-Mark early adopted EITF 01-9 in 2001.

     For the purpose of determining the pro forma effect of the transactions on Fleming's Consolidated Income Statement for the 52 weeks ended April 20, 2002, the Consolidated Income Statement information for Fleming's 16 weeks ended April 20, 2002 was combined with the Consolidated Income Statement information for Fleming's 52 weeks ended December 29, 2001, and the Consolidated Income Statement information for Fleming's 16 weeks ended April 21, 2001 was subtracted. Fleming has presented information for the 52 weeks ended April 20, 2002 because Fleming's first quarter of 2001 includes results related to our disposition of conventional retail operations.

     For the purpose of determining the pro forma effect of the transactions on Fleming's Consolidated Income Statements for the 52 weeks ended December 29, 2001, the 16 weeks ended April 20, 2002 and the 52 weeks ended April 20, 2002, the following pro forma adjustments have been made:

(a)   The adjustment to cost of sales reflects the following:

                                                        52 WEEKS     16 WEEKS    52 WEEKS
                                                         ENDED         ENDED       ENDED
                                                      DECEMBER 29,   APRIL 20,   APRIL 20,
                                                          2001         2002        2002
                                                      ------------   ---------   ---------
           Reclass Core-Mark distribution and
             warehouse expense from selling and
             administrative (see note (b)).........     $ 76,680     $ 18,711    $ 77,425
                                                        ========     ========    ========

(b)   The adjustment to selling and administrative reflects the following:

                                                        52 WEEKS     16 WEEKS    52 WEEKS
                                                         ENDED         ENDED       ENDED
                                                      DECEMBER 29,   APRIL 20,   APRIL 20,
                                                          2001         2002        2002
                                                      ------------   ---------   ---------
           Reclass Core-Mark distribution and
             warehouse expense to cost of sales
             (see note (a))........................     $(76,680)    $(18,711)   $(77,425)
           Eliminate Core-Mark goodwill
             amortization..........................       (2,083)          --      (1,562)
           Amortize goodwill acquired as a result
             of the transaction (estimate of 20
             years)................................       11,190           --       8,392
           Amortize other intangible assets
             acquired as a result of the
             transaction (estimate of 10 years)....        5,595        1,399       5,595
                                                        --------     --------    --------
                                                        $(61,978)    $(17,312)   $(65,000)
                                                        ========     ========    ========

                             (DOLLARS IN THOUSANDS)

(c)   The adjustment for interest expense reflects the following:

                                                        52 WEEKS     16 WEEKS    52 WEEKS
                                                         ENDED         ENDED       ENDED
                                                      DECEMBER 29,   APRIL 20,   APRIL 20,
                                                          2001         2002        2002
                                                      ------------   ---------   ---------
           Reclassify Core-Mark interest income
             from interest expense (see note
             (d))..................................     $    834     $    141    $    736
           Eliminate Core-Mark interest expense to
             reflect debt repayment................      (13,229)      (2,947)    (12,577)
           Reflect Fleming interest expense on new
             financing to fund the transaction.....       25,589        7,874      25,589
                                                        --------     --------    --------
                                                        $ 13,194     $  5,068    $ 13,748
                                                        ========     ========    ========

(d)   The adjustment for interest income and other reflects the following:

                                                        52 WEEKS     16 WEEKS    52 WEEKS
                                                         ENDED         ENDED       ENDED
                                                      DECEMBER 29,   APRIL 20,   APRIL 20,
                                                          2001         2002        2002
                                                      ------------   ---------   ---------
           Reclassify Core-Mark interest income
             from interest expense (see note
             (c))..................................     $   (834)    $   (141)   $   (736)
                                                        ========     ========    ========

(e)   The adjustment for taxes on income reflects the following:

                                                        52 WEEKS     16 WEEKS    52 WEEKS
                                                         ENDED         ENDED       ENDED
                                                      DECEMBER 29,   APRIL 20,   APRIL 20,
                                                          2001         2002        2002
                                                      ------------   ---------   ---------
           Eliminate Core-Mark taxes on income.....     $(14,268)    $ (2,832)   $(15,467)
           Reflect tax provision on Core-Mark
             results of operations net of pro forma
             adjustments...........................        6,363          104       7,074
                                                        --------     --------    --------
                                                        $ (7,905)    $ (2,728)   $ (8,393)
                                                        ========     ========    ========

(f)   The pro forma combined effective tax rates of 63% for the 52 weeks ended December
      29, 2001 and 56% for the 52 weeks ended April 20, 2002 include the impact of an unusual tax gain related to our disposition of non-strategic retail operations and the pro forma amortization of goodwill from our planned acquisition of Core-Mark, most of which would not have been tax deductible. Our effective tax rate for both periods would have been approximately 40% absent these two items since we will not amortize goodwill in accordance with SFAS 142 and do not anticipate another similar tax gain. For the 52 weeks ended December 29, 2001, our effective tax rate of approximately 40% would have represented a pro forma combined tax expense of $27.3 million, net income before extraordinary item of $40.2 million, net income of $36.8 million, basic income per share before extraordinary item of $0.78, basic income per share of $0.71, diluted income per share before extraordinary item of $0.74 and diluted income per share of $0.67. For the 52 weeks ended April 20, 2002, our effective tax rate of approximately 40% would have represented a pro forma combined tax expense of $34.0 million, net income of $52.1 million, basic income per share of
      $0.98 and diluted income per share of $0.95.

                             (DOLLARS IN THOUSANDS)

(g)   On December 30, 2001 we adopted SFAS 142, Accounting for Goodwill and Other
      Intangible Assets. If we had applied the nonamortization provisions of SFAS 142 to all periods presented, our pro forma combined income before extraordinary charge for the 52 weeks ended December 29, 2001, would have been $56 million and our pro forma combined net income would have been $52 million for the 52 weeks ended December 29,
      2001, and $60 million for the 52 weeks ended April 20, 2002. Our historical numbers include goodwill amortization of $21 million for the year ended December 29, 2001 and $15 million for the 52 weeks ended April 20, 2002. If we had applied the nonamortization provisions of SFAS 142 to our historical amounts, our income before extraordinary item for the year ended December 29, 2001 would have been $46 million
      ($1.01 per diluted share) and our net income would have been $42 million ($0.94 per diluted share) for the year ended December 29, 2001 and $49 million ($1.06 per diluted share) for the 52 weeks ended April 20, 2002.
(h)   See note (g). If we had applied the nonamortization provisions of SFAS 142 to all periods presented, our pro forma combined basic earnings per share before extraordinary charge for the 52 weeks ended December 29, 2001, would have been $1.07 per share, our pro forma combined basic earnings per share would have been $1.00 for the 52 weeks ended December 29, 2001 and $1.13 for the 52 weeks ended April 20,
      2002.
(i)   See note (g). If we had applied the nonamortization provisions of SFAS 142 to all periods presented, our pro forma combined diluted earnings per share before extraordinary charge for the 52 weeks ended December 29, 2001, would have been $1.02 and our pro forma combined diluted earnings per share would have been $0.96 for the
      52 weeks ended December 29, 2001, and $1.08 for the 52 weeks ended April 20, 2002.
      Our 5 1/4% convertible notes would be dilutive for all periods presented. The diluted weighted average shares would have been 58,072,000 shares for the 52 weeks ended December 29, 2001 and 60,066,000 shares for the 52 weeks ended April 20, 2002.
(j)   The adjustment for basic weighted average shares outstanding reflects the following:

                                                        52 WEEKS     16 WEEKS    52 WEEKS
                                                         ENDED         ENDED       ENDED
                                                      DECEMBER 29,   APRIL 20,   APRIL 20,
                                                          2001         2002        2002
                                                      ------------   ---------   ---------
           Reflect Fleming common shares issued to
             partially fund the transaction
             (including the exercise of the
             underwriters' over-allotment
             option)...............................        9,200        9,200       9,200
                                                        ========     ========    ========

(k) The adjustment for diluted weighted average shares outstanding reflects the following:

                                                        52 WEEKS     16 WEEKS    52 WEEKS
                                                         ENDED         ENDED       ENDED
                                                      DECEMBER 29,   APRIL 20,   APRIL 20,
                                                          2001         2002        2002
                                                      ------------   ---------   ---------
           Reflect Fleming common shares issued to
             partially fund the transaction
             (including the exercise of the
             underwriters' over-allotment
             option)...............................        9,200        9,200       9,200
           Reflect adjustment to Fleming's diluted
             weighted average shares outstanding
             due to the impact of Fleming's 5 1/4%
             convertible notes (anti-dilutive for
             the 52 weeks ended April 20, 2002)....           --           --      (4,955)
                                                        --------     --------    --------
                                                           9,200        9,200       4,245
                                                        ========     ========    ========

                                    BUSINESS

INTRODUCTION

     Fleming is an industry leader in the distribution of consumer package goods. We believe that our network of "multi-tier" distribution centers offers retailers of varying size and format a low-cost supply chain alternative to other distribution competitors or to self-distribution. Multi-tier distribution allows us to optimize the particular volume, value and velocity characteristics of each product that we distribute, thereby increasing our efficiency and lowering our costs.

     On April 23, 2002, we signed an agreement to acquire Core-Mark International, Inc. ("Core-Mark"), a distributor of consumer package goods to convenience stores and other retailers in the western United States and western Canada. Following our acquisition of Core-Mark (the "Acquisition"), our distribution group will serve approximately 50,000 retail locations across the United States and western Canada, including approximately 3,000 supermarkets, approximately 40,000 convenience stores and approximately 7,000 supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores. We believe that the Acquisition will further transform our distribution group into an efficient, nationwide, multi-tier supply chain for consumer package goods to retailers of any size and format.

     On a pro forma basis after giving effect to the Acquisition, our distribution group net sales were $16.6 billion for 2001 and $4.8 billion for the 16 weeks ended April 20, 2002. Our distribution group represented approximately 87% of our pro forma total net sales in 2001 and for the 16 weeks ended April 20, 2002. To supply our customers, we currently have a network of 24 high velocity case-pick and flow-through distribution centers, 7 high velocity piece-pick distribution centers and 5 low velocity case-pick and piece-pick distribution centers, that have a total of approximately 21 million square feet of warehouse space. The Acquisition will add 19 high velocity piece-pick distribution centers that have a total of approximately 1.9 million square feet of warehouse space to further enhance our ability to supply our customers nationwide.

     Our retail group operates 109 price impact supermarkets that offer everyday low prices, typically below the prices of market-leading conventional supermarkets, and that have a focus on high-quality perishables. These stores typically cost less to build, maintain and operate than conventional supermarkets. In addition, we operate 17 limited assortment stores under the yes!LESS(R) banner. Limited assortment stores offer a narrow selection of low-price, private label food and other consumable goods and general merchandise at deep-discount prices. Our retail group net sales were $2.4 billion for 2001 and $669 million for the 16 weeks ended April 20, 2002, representing approximately 13% of our total net sales for each respective period, on a pro forma basis after giving effect to the Acquisition. Of those amounts, approximately $2.0 billion and $669 million were attributable to continuing retail formats for each respective period.

COMPETITIVE STRENGTHS

     Interconnected Network of Multi-Tier, High-Volume, Low-Cost Distribution
Centers: Our network of multi-tier distribution centers optimizes the particular volume, value and velocity characteristics of each product that we distribute. We employ case-pick (in which products are selected in case quantities and aggregated and distributed on pallets), piece-pick (in which products are selected in single-unit quantities and distributed in totes) and flow-through (in which products are distributed in full pallet quantities) distribution methods. Our multi-tier process further segregates products into high velocity items (which are characterized by fast inventory turns, such as tobacco products, candy and paper products) and low velocity items (which are characterized by slower inventory turns, such as health and beauty products, general merchandise and specialty items). Consequently, we are able to serve consumer package goods retailers of any size and format. We also believe that our distribution center volumes are among the highest in the consumer package goods distribution industry. With high volume comes the opportunity to operate more efficiently by reducing costs through economies of scale, which enables us to provide our customers with lower-cost merchandise and services.

     National Distribution Capabilities: We believe that, following the Acquisition, we will be the only distributor of consumer package goods capable of meeting the growing need for a national supply chain which can serve all retail formats anywhere in the United States. In addition, we believe we will be one of only two suppliers capable of distributing consumer package goods to convenience stores and related convenience-oriented retailers across the United States and western Canada.

     Efficient Centralized Purchasing: We currently make category management decisions and negotiate with vendors for approximately 84% of our merchandise procurement from one location, our customer support center near Dallas, Texas. We believe our customer support center is one of the largest volume-buying locations of consumable goods in the United States. Centralized purchasing benefits us and ultimately, our customers, in several ways. It allows us to lower our cost of goods through aggregated purchasing power, and it lowers our administrative costs by eliminating the redundancy involved in purchasing through multiple locations. It also makes it less expensive for our vendors to serve us, which we believe in turn reduces our cost of goods. We believe that our centralized purchasing capabilities are valuable to national retailers, as well as the smaller independent retailers that make up our traditional customer base.

     Diverse Distribution Customer Base: We distribute to approximately 20,000 retail store locations that operate in a wide variety of formats across the United States. Following the Acquisition, our distribution group will serve an additional 30,000 convenience stores and other retail locations in the western United States and western Canada. On a pro forma basis after giving effect to the Acquisition, other than Kmart, which accounted for 17% of our net sales in 2001, no customer accounted for more than approximately 2% of our fiscal 2001 net sales.

     Successful Price Impact Retail Format: Our price impact supermarkets offer name-brand and private label consumable goods at significantly lower prices than conventional supermarkets. We keep prices low by leveraging our existing distribution and procurement capabilities and maintaining a lower cost structure associated with operating these stores. We believe this format is profitable because we offer a reduced number of product selections, focus on high-turnover products and product categories, employ flow-through distribution methods that reduce product storage and handling expense and minimize store operating costs.

     Experienced Management Team: Our management team is led by Mark Hansen, Chairman and Chief Executive Officer, who has been with Fleming since 1998. Since Mr. Hansen joined us, we have further strengthened our management team through the addition of a number of experienced officers across key functional areas of our organization including information technology, logistics, merchandising and supply chain management, retail store operations, finance and human resources. These executives bring substantial experience from leading food wholesale, supermarket, supercenter and general merchandise retailers.

BUSINESS STRATEGY

     Our business strategy is to use our competitive strengths to achieve sales and earnings growth in both our distribution group and retail group. As principal elements of our strategy, we intend to:

     Further Grow Sales to New Channel Retailers: We believe that our network of multi-tier distribution centers strategically positions us to grow our sales to new channel retailers. In recent years, consumers have been shifting their purchases of food and other consumable goods away from conventional full-service grocery stores toward these other retail channels. For this reason, we have moved beyond our historic focus on conventional full-service grocery stores and have successfully targeted convenience stores and other convenience-related retailers, supercenters, discount stores, price impact stores, dollar stores, ethnic food stores, limited-assortment stores, drug stores, military exchanges and other specialty retailers.

     Grow Sales to Traditional Format Customers: Despite being the largest distributor in the wholesale grocery industry, we currently account for a small percentage of sales in this traditional core market, representing substantial room for additional growth. Many of our potential customers are currently served by local or regional wholesalers that cannot offer the efficiencies produced by our nationwide network of multi-tier distribution centers and our centralized purchasing. Our repositioned distribution group has already enabled us to increase sales to existing and new customers in this sector, and we expect to be able to continue this trend.

     Grow Sales to Self-Distributing Chain Supermarkets: In addition to enabling us to grow our sales of consumer package goods and other merchandise to new channel retailers and our traditional format customers, we believe that we can employ our network of multi-tier distribution centers to expand our distribution capabilities to serve large, national chain supermarkets that currently self-distribute. For example, in March 2002, we entered into an agreement with Albertson's, Inc. to supply 39 Albertson's stores in Oklahoma and Nebraska beginning in July 2002 for the next five years. We believe that our national presence, our multi-tier distribution platform and our centralized purchasing capabilities will provide national chain supermarkets with a compelling alternative to self-distribution. We are seeking additional opportunities to establish similar relationships with other major supermarket chains.

     Continue to Improve Working Capital Management and Reduce Costs: We intend to improve our working capital management primarily by further developing our centralized procurement operations, taking advantage of the efficiencies created by our multi-tier distribution network, and by continuing to develop and implement our "F-1" supply chain technologies to better integrate our distribution centers and our central procurement operations.

OUR DISTRIBUTION GROUP

     Our distribution group sells food and non-food products to supermarkets, convenience stores, supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores across the United States. On a pro forma basis after giving effect to the Acquisition, our distribution group net sales were $16.6 billion for fiscal 2001 and $4.8 billion for the 16 weeks ended April 20, 2002, excluding sales to our own retail stores. Sales to our own retail stores totaled $1.2 billion during fiscal 2001 and $372 million for the 16 weeks ended April 20, 2002.

     Following the Acquisition, we will have a nationwide network of multi-tier distribution centers that employ piece-pick, case-pick and flow-through distribution methods. We believe that our network of multi-tier distribution centers offers retailers of varying size and format a low-cost alternative to other distribution competitors or to self-distribution, partly because our network allows us to address the particular volume, value and velocity characteristics of each product that we distribute. In particular, we believe there is an increasing demand for a national network of distribution facilities that can uniformly meet the piece-pick needs of large-scale retail chains.

     The following map displays the location of our distribution centers, on a pro forma basis after giving effect to the Acquisition.

[MAP OF DISTRIBUTION CENTERS]

     We employ the high velocity case-pick method to distribute items that turn over quickly, such as fast-moving grocery items. This method allows us to select products in case quantities and then aggregate and distribute them on pallets. We use flow-through distribution methods to distribute items that move rapidly through the distribution center, such as bulk paper, water and promotional grocery items, in full pallet quantities. We have 24 high velocity case-pick and flow-through distribution centers. We use the high velocity piece-pick method to distribute high-turn consumer goods such as tobacco, candy, snacks, fast food and beverages to convenience-oriented retailers. This method selects products in single-unit quantities and distributes them in totes. On a pro forma basis after giving effect to the Acquisition, we will have 26 high velocity piece-pick distribution centers. We use low velocity case-pick and piece-pick distribution methods to distribute products that turn the least often, such as health and beauty aids, general merchandise and specialty and slow-moving grocery items. We have 5 low velocity case-pick and piece-pick distribution centers.

     Cross-docking of product between facilities allows us to maximize the efficiency of our truck fleet, reduce costly truck miles and, consequently, lower our costs.

     Customers Served. Our distribution group serves a wide variety of retail operations located in all 50 states and the Caribbean including supermarkets, convenience stores, supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores.

     On a pro forma basis after giving effect to the Acquisition, our top ten customers accounted for approximately 26% of our total net sales during 2001 and approximately 28% of our total net sales for the 16 weeks ended April 20, 2002. On a pro forma basis after giving effect to the Acquisition, Kmart Corporation, our largest customer, represented approximately 17% of our total net sales in 2001 and 19% of our total net sales for the 16 weeks ended April 20, 2002. On a pro forma basis after giving effect to the Acquisition, no other single customer represented more than approximately 2% of our net sales for fiscal 2001 or the 16 weeks ended April 20, 2002.

     Pricing. Our distribution segment uses market research and cost analyses as a basis for pricing its products and services. We have three basic marketing programs for our distribution business: FlexMate, FlexPro and FlexStar.

     The FlexMate marketing program prices product to customers at a quoted sell price, a selling price established by us that might include a mark-up. Under the FlexPro and FlexStar programs, grocery, frozen and dairy products are priced at their net acquisition value, which is generally comparable to the net cash price paid by the distribution segment. Customers pay fees for specific activities related to the selection and distribution of products. Certain vendor allowances and service income are passed through to the customer under the FlexPro and FlexStar programs, but service charges are different between the two programs.

     Private Label. Fleming's private label brands are Fleming-owned brands that we offer exclusively to our customers. Our predominant brand is BestYet, and we also offer a growing number of products under two additional private brands: Exceptional Value, our opening price-point brand, and Comida Sabrosa, our line of Hispanic food products. We recently introduced BestYet meat and a re-formatted BestYet health and beauty care line. Private label lines are designed to offer quality products that are equal or superior in quality to comparable nationally advertised brands and value brand products at more competitive prices. We believe our private label brands generate higher margins for us and for our customers than nationally advertised brands and other value brand products because we are able to acquire them at lower costs.

     We offer two controlled labels, IGA and Piggly Wiggly brands, which are national quality brands. Controlled labels are brands to which we have exclusive distribution rights to a particular customer or in a specific region and are offered only in stores operating under specific banners, which we may or may not control.

     Procurement. We currently make category management decisions and negotiate with vendors for approximately 84% of our merchandise procurement from one location, our customer support center near Dallas, Texas. This makes more efficient use of our procurement staff, improves buying efficiency and reduces the cost of goods. We believe our customer support center is one of the largest buying locations of consumable goods in the United States. We believe that our centralized purchasing capabilities and the volume discount pricing we have achieved are valuable to our customers. We make a small percentage of our procurement decisions at the distribution center level where local market needs and trends can best be addressed, such as decisions regarding ethnic products, and where transportation costs may be minimized.

     Facilities and Transportation. Our distribution group operates a network of 24 high-velocity case-pick and flow-through distribution centers, 7 high-velocity piece-pick distribution centers and 5 low-velocity case-pick and piece-pick distribution centers that are responsible for the distribution of national brands and private label Fleming brands, including groceries, meat, dairy and delicatessen products, frozen foods, produce, bakery goods and a variety of related food and non-food items. All facilities are equipped with modern material handling equipment for receiving, storing and shipping large quantities of merchandise. Our distribution centers comprise approximately 21 million square feet of warehouse space. Additionally, the distribution group rents, on a short-term basis, approximately 904,000 square feet of off-site temporary storage space. The Acquisition will add 19 high-velocity piece-pick distribution centers that have a total of approximately 1.9 million square feet of warehouse space.

     Transportation arrangements and operations vary by distribution center and may vary by customer. Some customers prefer to handle product delivery themselves, others prefer us to deliver products, and still others ask us to coordinate delivery with a third party. Accordingly, many of our distribution centers maintain a truck fleet to deliver products to customers, and several of our distribution centers also engage dedicated contract carriers to deliver products. We increase the utilization of our truck fleet by back-hauling products from suppliers and others, thereby reducing the number of empty miles traveled. To further increase our fleet utilization, we have made our truck fleet available to other firms on a for-hire carriage basis.

     Capital Invested in Customers. As part of our services to retailers, we provide capital to certain customers by extending credit for inventory purchases, by becoming primarily or secondarily liable for store leases, by leasing equipment to retailers and by making secured loans to customers. At April 20, 2002, on a pro forma basis after giving effect to the Acquisition, we were the primary lessee of approximately 600 retail store locations subleased to and operated by customers. In making credit and investment decisions, we consider many factors, including estimated return on capital, assumed risks and benefits (including our ability to secure long-term supply contracts with these customers).

     At December 29, 2001, on a pro forma basis after giving effect to the Acquisition, we had loans outstanding to customers totaling $119 million. We also have investments in customers through direct financing leases of real property and equipment, lease guarantees, operating leases or credit extensions for inventory purchases. On a pro forma basis after giving effect to the Acquisition, our credit loss expense from receivables as well as from investments in customers was $40 million in 2001 (including a $17 million charge relating to the Kmart bankruptcy) and $1 million for the 16 weeks ended April 20, 2002.

     Cost-Reduction Initiatives. To strengthen our position as a low-cost supplier to our retail customers and increase our profitability, we instituted a "culture of thrift" among our employees and developed initiatives to reduce our expenses. This program focuses on five areas: merchandising and procurement, logistics and distribution, shared services and finance, retail operations and customer relations. In the merchandising and procurement functions, we have lowered cost of goods and administrative costs by centralizing most of our procurement functions, which were conducted in individual distribution centers, into one national procurement center near Dallas, which we believe is one of the largest buyer locations of consumable goods in the United States. The logistics and distribution functions have removed costs associated with back-haul, in-bound transportation and other logistics functions. In addition, we established a new shared services center in Oklahoma City where we have centralized the management of our accounting, human resources, information technology and other support services. We have also achieved progress in the rollout of our "F1" supply chain technologies that we are currently developing and implementing to better integrate our distribution centers and our central procurement operations. These new technologies will include transportation, warehouse management and procurement software applications. The transportation management software and processes will provide us with the ability to track all freight movement, whether it is inbound, outbound or inter-facility, resulting in more efficient and effective routing and fleet management. In the first quarter of 2002, we installed transportation management software in our Geneva, Northeast, Warsaw, Memphis, Garland, Kansas City, Lincoln and Massillon divisions. Retail operations have taken steps to reduce labor costs and reduce store operating costs, and certain administrative functions have also been centralized for retail operations. Finally, customer relations has established a single point of contact for each customer to eliminate many paper-based processes and improve customer communications.

     Core-Mark's Distribution Group. Core-Mark maintains 19 primary distribution facilities, of which 15 are located in the western United States and four are located in western Canada. In addition, Core-Mark operates a significant facility for one of its customers, which is 100% dedicated to servicing that customer's convenience retail locations. Each of Core-Mark's distribution facilities is outfitted with modern equipment (including freezers and coolers as required) for receiving, stocking, order selection and loading a large volume of customer orders on trucks for delivery. Each facility provides warehouse, distribution, sales and support functions for its geographic area under the supervision of a division manager.

OUR RETAIL GROUP

     At May 15, 2002, our retail group operated 109 price impact supermarkets primarily under the Food 4 Less and Rainbow Foods banners. In addition, at May 15, 2002, we operated 17 limited assortment stores under the yes!LESS(R) banner, 11 of which we opened in 2001.

     As part of our strategic plan, we sold or closed 238 of our conventional format supermarkets in order to focus resources on growing our price impact stores and improving financial results. The following chart illustrates the number of supermarkets and limited assortment stores we operated as of the dates indicated:

                                         DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   MAY 15,
                                             1999           2000           2001        2002
                                         ------------   ------------   ------------   -------
CONTINUING STORES
Price Impact...........................       71             74             99          109
Limited Assortment.....................       --              6             17           17
                                             ---            ---            ---          ---
  Subtotal.............................       71             80            116          126
NON-STRATEGIC STORES...................      171            107             --           --
                                             ---            ---            ---          ---
  TOTAL................................      242            187            116          126
                                             ===            ===            ===          ===

     Price Impact Supermarkets. At May 15, 2002, our retail group operated 109 price impact supermarkets, of which 42 are located in Minnesota, 26 in Northern California, 13 in Wisconsin, seven in the Salt Lake City, Utah area, 13 in Texas, seven in the Phoenix, Arizona area, and one in Las Cruces, New Mexico. These stores average approximately 45,000 square feet and offer deep-discount, everyday low prices well below those offered by conventional supermarkets and carry prices for grocery products that are also generally lower than supercenters. Our price impact supermarkets are also known for their quality meat and produce offerings. Our price impact supermarkets that have been open at least one year generated average weekly sales of approximately $450,000 per store for the year ended December 29, 2001.

     Our price impact supermarkets serve price-sensitive middle-income consumers who often have larger-than-average families. These stores have a wider trade area than conventional supermarkets yet are generally more convenient to shop than supercenters. Our price impact supermarkets offer name-brand food and consumable goods at significantly lower prices than conventional format retail store operators because of the many low-cost features of our stores. These features include: offering a reduced number of product selections, focusing on popular, name-brand products and product categories, employing flow-through distribution methods which reduce product storage and handling expense and minimizing store operating costs.

     These stores do not cost as much as conventional stores to construct and maintain, as price impact stores typically feature cement floors, cinder block walls, exposed ceiling and walk-in freezers and coolers which combine the typically separate storage and display areas. In addition, price impact stores produce lower operating expenses, primarily as a result of less labor content due to pallet or case-loading display racks, fewer product categories offered due to focusing on the more popular items, self bagging, and elimination of staffed service departments.

     We believe price-sensitive consumers are underserved on a nationwide basis. Because price impact stores cost less to build and maintain than conventional supermarkets, we expect to be able to grow our price impact supermarket operations while incurring lower capital expenditures. We believe the success of our price impact stores is based on an underserved trade area and does not require significant market share. As a result, we spend less on advertising and marketing for these stores compared to conventional format stores.

     Limited Assortment Stores. In 2000, we began to develop our limited assortment retail concept operating under the yes!LESS(R) trade name, operating stores averaging 12,000 to 15,000 square feet of selling space. Our yes!LESS(R) concept is designed to appeal to a needs-based consumer, primarily with low price private label food and other consumables and an attractive selection of general merchandise products at opening price points. With 11 stores opened in 2001, as of May 15, 2002, there were 17 yes!LESS(R) retail stores open, 16 in Texas and one in Louisiana.

PRODUCTS

     We supply a full line of national brands and Fleming brands, including groceries, meat, dairy and delicatessen products, frozen foods, produce, bakery goods and a variety of general merchandise, health and beauty care and other related items. During 2001, the total number of SKUs carried in our distribution centers was approximately 42,000. During 2001, our product mix as a percentage of sales was approximately 61% groceries, 33% perishables and 6% general merchandise.

     Core-Mark's Products. Core-Mark distributes a full line of national brands and Core-Mark brands, including cigarettes and other tobacco products, food products such as candy, fast food, snacks, groceries, non-alcoholic beverages, and non-food products such as film, batteries and other sundries and health and beauty care products, a total of approximately 31,000 SKUs. During 2001, cigarette net sales constituted approximately 72% of Core-Mark's total net sales.

SUPPLIERS

     We purchase our products from numerous vendors and growers. As a large customer with centralized procurement, we are able to secure favorable terms and volume discounts on many of our purchases, leading to lower unit costs. We purchase products from a diverse group of suppliers and believe we have adequate sources of supply for substantially all of our products.

COMPETITION

     Our distribution group operates in a competitive market. Our primary competitors are national, regional and local food and consumer package goods distributors and national chains that perform their own distribution. The convenience retail distribution business is comprised of one other national distributor in the United States (McLane, a subsidiary of Wal-Mart) and a number of large, multi-regional and smaller local distributors. The principal factors on which we compete include price, quality and assortment of product lines, schedules and reliability of delivery and the range and quality of customer services.

     The primary competitors of our retail group supermarkets are national, regional and local grocery chains, as well as supercenters, independent supermarkets, convenience stores, drug stores, restaurants and fast food outlets. Principal competitive factors include price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal.

INTELLECTUAL PROPERTY

     We or our subsidiaries use many trade names registered either by us or by third parties from whom we license the rights to use such trade names at either the federal or state level or a combination of both, such as Piggly Wiggly, PWPETRO, Piggly Wiggly xpress, Super 1 Foods, Festival Foods, Jubilee Foods, Jamboree Foods, MEGAMARKET, Shop 'N Kart, ABCO Desert Market, American Family, Big Star, Big T, Big Bear, Big Dollar, Buy for Less, County Pride Markets, Rainbow Foods, Red Fox, Sentry, Shop N Bag, Super Duper, Super Foods, Super Thrift, Thriftway, Value King and yes!LESS.

     We license the Food 4 Less service mark and trade name from Ralphs Grocery Company, a subsidiary of Kroger Co., and have the exclusive right to use and sublicense the name in certain areas of California. We also have the exclusive license to use and sublicense the name in all other states, excluding certain areas of Southern California and certain areas in various other states previously licensed to others by Ralphs or its predecessors. Additionally, should the rights to such a previously licensed area terminate, we would automatically obtain the exclusive license for that area. The Food 4 Less license agreement generally provides for protected trade area status for five years after the date that we, our franchisees or Ralphs commit to entering a new market area under the Food 4 Less banner. However, we are not prohibited by the licensing agreement from opening stores under a different trade name in any of these areas.

EMPLOYEES

     At April 20, 2002, we had approximately 21,000 full-time and part-time employees, with 10,000 employed by the distribution group, 9,000 by the retail group and 2,000 employed in shared services, customer support and other functions.

     Approximately 44% of our employees are covered by collective bargaining agreements with the International Brotherhood of Teamsters; Chauffeurs, Warehousemen and Helpers of America; the United Food and Commercial Workers; the International Longshoremen's and Warehousemen's Union; the Retail, Wholesale and Department Store Union; and the International Union of Operating Engineers. Most of these agreements expire at various times throughout the next five years. We consider our employee relations in general to be satisfactory.

     Core-Mark's Employees. At December 31, 2001, Core-Mark had 2,916 employees. Core-Mark is a party to local collective bargaining agreements with the International Brotherhood of Teamsters, United Food Commercial Workers and the Industrial Wood and Allied Workers of Canada. Core-Mark is currently in negotiations with the union in Victoria. These agreements, most of which expire at various times over the course of the next five years, cover an aggregate of approximately 9%, or approximately 260, of Core-Mark's employees. In addition, in April 2002, 13 of 21 of Core-Mark's drivers in Denver, Colorado filed a petition with the National Labor Relations Board seeking an election to determine whether they may be represented by Teamsters Local Union No. 961 for collective bargaining purposes under Section 7 of the National Labor Relations Act. In May 2002, Core-Mark's drivers in Tacoma, Washington filed a petition with the National Labor Relations Board seeking an election to determine whether they may be represented by Teamsters Local Union No. 313 for collective bargaining purposes under Section 7 of the National Labor Relations Act. In June 2002, Core-Mark's drivers in Flagstaff, Arizona filed a petition with the National Labor Relations Board seeking an election to determine whether they may be represented by Teamsters Local Union No. 17 for collective bargaining purposes under Section 7 of the National Labor Relations Act.

PROPERTIES

     The following chart displays our distribution group facilities, on a pro forma basis after giving effect to the Acquisition. Except as otherwise indicated in the table below, we lease all of our properties.

                                        APPROXIMATE
LOCATION                                SQUARE FEET
--------                                -----------
                                       (IN THOUSANDS)
HIGH VELOCITY CASE-PICK (24 FACILITIES):
  Ewa Beach, HI.......................        361
  Ft. Wayne, IN.......................      1,043
  Fresno, CA**........................        828
  Garland, TX*........................      1,175
  Geneva, AL..........................        793
  Kansas City, KS.....................        937
  La Crosse, WI*......................        907
  Lafayette, LA*......................        443
  Lincoln, NE.........................        516
  Lubbock, TX**.......................        762
  Massillon, OH*......................        874
  Memphis, TN**.......................      1,071
  Miami, FL*..........................        764
  Milwaukee, WI*......................        600
  Minneapolis, MN*....................        480
  Nashville, TN.......................        941
  North East, MD**....................        591
  Phoenix, AZ**.......................      1,033
  Sacramento, CA**....................        787
  Salt Lake City, UT**................        555
  South Brunswick, NJ.................        526
  Superior, WI*.......................        371
  Tulsa, OK(2)........................        748
  Warsaw, NC**........................        672
                                           ------
         Total........................     17,778
LOW VELOCITY CASE-PICK AND PIECE-PICK (5 FACILITIES):
  King of Prussia, PA.................        377
  La Crosse, WI*......................        163
  Memphis, TN**.......................        495
  Sacramento, CA......................        439
  Topeka, KS..........................        223
                                           ------
         Total........................      1,697

                                        APPROXIMATE
LOCATION                                SQUARE FEET
--------                                -----------
                                       (IN THOUSANDS)
HIGH VELOCITY PIECE-PICK (26 FACILITIES):
  Adel, GA............................         79
  Albuquerque, NM(3)..................         96
  Altoona, PA*........................        172
  Denver, CO(3).......................         91
  Bakersfield, CA(3)..................         70
  Corona, CA(3).......................        201
  Corona, CA (AMI Consolidation
    Facility)(3)......................         57
  Ft. Worth, TX(3)....................        113
  Grants Pass, OR(3)..................         43
  Hayward, CA(3)......................        130
  Las Vegas, NV(3)....................        100
  Leitchfield, KY**...................        169
  Los Angeles, CA(3)..................        194
  Marshfield, WI*.....................        157
  Plymouth, MN........................        239
  Portland, OR(3).....................        112
  Romeoville, IL......................        125
  Sacramento, CA(3)...................        187
  Sacramento, CA (Arctic Cascade
    Consolidation Facility)(3)........         22
  Salt Lake City, UT(3)...............        109
  Smyrna, GA..........................        125
  Spokane, WA(3)......................         78
  Calgary, Alberta(3).................         76
  Vancouver, BC(3)....................         70
  Victoria, BC(3).....................         48
  Winnipeg, Manitoba(3)...............         55
                                           ------
         Total........................      2,918
TEMPORARY STORAGE FACILITIES:
Typically rented on a short-term
  basis...............................        904
                                           ------
         Total Distribution Square
           Footage....................     22,393
                                           ======

---------------

  * Owned

 ** Owned and leased

(1) We expect to close our high velocity case-pick facility in Oklahoma City, Oklahoma and our low velocity case-pick and piece-pick facility in Dallas, Texas this fall. These facilities are not reflected in the table above.

(2) We expect to occupy and operate these facilities in July 2002 upon closing the transactions contemplated by our agreement with Albertson's.

(3) We expect to occupy and operate this facility upon consummation of the Acquisition.

     In addition, we have closed five other facilities in various states, which we are actively marketing.

     As of May 15, 2002, our retail group operated 126 supermarkets in a variety of formats in Arizona, California, Minnesota, New Mexico, Louisiana, Texas, Utah and Wisconsin. Our continuing chains included 109 price impact supermarkets and 17 limited assortment stores. For more information, see the subsection "Our Retail Group."

     Our shared service center office is located in Oklahoma City, Oklahoma. The shared service center occupies leased office space totaling approximately 229,000 square feet. Our customer support center near Dallas, Texas occupies leased office space totaling approximately 153,000 square feet.

     We own and lease other significant assets, such as inventories, fixtures and equipment and capital leases.

     Core-Mark's Properties. Core-Mark does not own any real property. Core-Mark's principal executive offices are located in South San Francisco, California, and consist of approximately 22,000 square feet of leased office space. In addition, Core-Mark leases approximately 13,000 square feet in Vancouver, British Columbia for its tax and information technology departments and eight small offices for use by sales personnel in certain parts of the United States and Canada. Core-Mark also leases its 19 primary distribution facilities, 15 of which are located in the western United States and four in western Canada, which are shown in the table above. Each distribution facility is equipped with modern equipment (including freezers and coolers at 18 facilities) for receiving, stocking, order selection and shipping a large volume of customer orders.

LEGAL PROCEEDINGS

     We are a party to or threatened with various litigation and contingent loss situations arising in the ordinary course of our business including disputes with customers and vendors, owners or creditors of financially troubled or failed customers, suppliers, landlords, employees regarding labor conditions, wages, workers' compensation matters and alleged discriminatory practices, insurance carriers and tax authorities. In this regard, we are currently in binding arbitration with one of our convenience store customers, Clark Retail Enterprises, Inc., regarding the required mix of annual minimum purchases under a supply agreement and related product service charges. We seek to rescind the supply agreement and to recover our damages, and Clark seeks to terminate the supply agreement and recover its damages. The parties are currently in settlement discussions. The outcome of this matter could have an effect on our financial results.

     Our facilities and operations are subject to various laws, regulations and judicial and administrative orders concerning protection of the environment and human health, including provisions regarding the transportation, storage, distribution, disposal or discharge of certain materials. In conformity with these provisions, we have a comprehensive program for testing, removal, replacement or repair of our underground fuel storage tanks and for site remediation where necessary. We have established reserves that we believe will be sufficient to satisfy the anticipated costs of all known remediation requirements.

     We and others have been designated by the U.S. Environmental Protection Agency and by similar state agencies as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, or similar state laws, as applicable, with respect to EPA-designated Superfund sites. While liability under CERCLA for remediation at these sites is generally joint and several with other responsible parties, we believe that, to the extent we are ultimately determined to be liable for the expense of remediation at any site, such liability will not result in a material adverse effect on our consolidated financial position or results of operations. We are committed to maintaining the environment and protecting natural resources and human health and to achieving full compliance with all applicable laws, regulations and orders.

     We have received notice from a distributor in the State of Washington alleging that Fleming's operation of Core-Mark subsequent to consummation of the Acquisition would violate an existing noncompetition agreement in the states of Washington and Oregon. Fleming does not believe that its future operation of Core-Mark's existing distribution centers in these jurisdictions is precluded by this agreement.

  LEGAL PROCEEDINGS AFFECTING CORE-MARK

     Manufacturers and distributors of cigarettes and other tobacco products are currently facing a number of significant issues that affect the business environment in which they operate including: proposed additional governmental regulation; actual and proposed excise tax increases; increased litigation involving health and other effects of cigarette smoking and other uses of tobacco; and litigation by the U.S. Department of Justice to recover federal Medicare costs allegedly connected to smoking.

     Legislation has been introduced in Congress that would grant the FDA authority to regulate tobacco products. Although no such legislation passed during the year 2001, the prospects for similar legislation in the future are uncertain. If such legislation is passed, we cannot assure you that the FDA would not promulgate regulations that would result in a material reduction in the consumption of tobacco products in the United States.

     In November 1998, 46 states, five territories and the District of Columbia entered into a settlement of approximately $250 billion with four major tobacco companies to resolve litigation over smoking-related costs incurred by state Medicaid programs.

     Included in the terms of the settlement are conditions that tobacco companies participating in the settlement may not: target youth in the advertising, promotion or marketing of tobacco products (including the use of cartoons in such promotion); use tobacco brand names to sponsor concerts, athletic events or other events in which a significant percentage of the audience is under 18 years of age; advertise products in conspicuous places outdoors (such as billboards) or on transit vehicles; merchandise a tobacco brand name through the marketing, distribution or sale of apparel or other merchandise; provide free samples of tobacco products in any area except an adults-only facility; distribute or sell cigarettes in pack sizes of less than 20; or lobby state legislatures on certain anti-tobacco initiatives (such as limitations on youth access to vending machines).

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors are as follows:

NAME                                   AGE                  PRESENT POSITION
----                                   ---                  ----------------
EXECUTIVE OFFICERS:
Mark S. Hansen.......................  47    Chairman and Chief Executive Officer
Robert A. Allen(1)...................  53    Executive Vice President and President,
                                             Convenience Stores
J.R. Campbell........................  58    Executive Vice President, Merchandising and
                                             Supply
Thomas G. Dahlen.....................  48    Executive Vice President and President, Retail
                                             and Corporate Marketing
E. Stephen Davis.....................  61    Executive Vice President and President,
                                             Wholesale
Ronald B. Griffin....................  48    Executive Vice President and Chief Information
                                             Officer
William H. Marquard..................  42    Executive Vice President, Business Development
Scott M. Northcutt...................  40    Executive Vice President, Human Resources
Neal J. Rider........................  40    Executive Vice President and Chief Financial
                                             Officer
Michael J. Carey.....................  55    Senior Vice President, Western Operations
Charles L. Hall......................  51    Senior Vice President, Real Estate and Store
                                             Development
Carlos M. Hernandez..................  47    Senior Vice President, General Counsel and
                                             Secretary
Matthew H. Hildreth..................  37    Senior Vice President, Finance and Treasurer
Timothy R. LaBeau....................  47    Senior Vice President, Operations
William A. Merrigan..................  57    Senior Vice President, Logistics
Philip B. Murphy.....................  53    Senior Vice President, Procurement
Mark D. Shapiro......................  42    Senior Vice President, Finance and Operations
                                             Control
Thomas A. Zatina.....................  50    Senior Vice President, Northern Operations
DIRECTORS:
Mark S. Hansen.......................  47    Chairman and Chief Executive Officer
Herbert M. Baum......................  65    Director
Kenneth M. Duberstein................  58    Director
Archie R. Dykes......................  71    Director
Carol B. Hallett.....................  64    Director
Robert S. Hamada.....................  64    Director
Alice M. Peterson....................  49    Director

------------

 (1) Mr. Allen will be appointed our Executive Vice President and President, Convenience Stores immediately following the consummation of the Acquisition.

  EXECUTIVE OFFICERS

     Mark S. Hansen joined us as Chairman and Chief Executive Officer in November 1998. Prior to joining us, Mr. Hansen served as President and Chief Executive Officer of SAM's Club, a division of Wal-Mart Stores, Inc., from 1997 through 1998. Prior to joining Wal-Mart, Mr. Hansen served in multiple capacities at PETsMART, Inc., a retailer of pet food, pet supplies and related products, including as President and Chief Executive Officer from 1989 to 1997. Prior to 1989, Mr. Hansen served in various management capacities in the supermarket industry. He serves as an executive advisory board member of Swander Pace Capital and is a director of Applebee's Restaurants and Amazon.com.

     Robert A. Allen has been Chief Executive Officer of Core-Mark since January 1998 and President of Core-Mark since January 1996. Mr. Allen served as Chief Operating Officer of Core-Mark from January

1996 to December 1997. Prior to 1996, he served as Senior Vice President, Distribution of Core-Mark from 1992 through 1995. Mr. Allen has been a director of Core-Mark since 1994.

     J.R. Campbell joined us as our Executive Vice President, Merchandising and Supply in January 2002. Prior to joining us, Mr. Campbell served for over 20 years in various capacities at Wal-Mart Stores, Inc., including Senior Vice President and General Merchandise Manager of Wal-Mart Stores, Senior Vice President of Merchandising for Sam's Club, and most recently as President, Global Sourcing Division of Wal-Mart Stores.

     Thomas G. Dahlen joined us as our Executive Vice President and President, Retail and Corporate Marketing in April 2001. From 1999 until joining us, Mr. Dahlen served as President and Chief Executive Officer of Furrs Supermarkets, Inc. and was its President and Chief Executive Officer when it filed for Chapter 11 bankruptcy protection in February 2001. From 1994 until 1999, Mr. Dahlen served in multiple capacities at Ralphs Supermarkets Division of the Yucaipa Companies, including Executive Vice President from 1998 to 1999, and Senior Vice President, Sales and Marketing from 1994 to 1998.

     E. Stephen Davis joined us in 1960 and has served as our Executive Vice President and President, Wholesale since February 2000. Prior to that, Mr. Davis has served us in various positions, including Executive Vice President, Food Distribution from 1998 to February 2000, Executive Vice President, Operations from 1997 to 1998, Executive Vice President, Food Operations from 1996 to 1997 and Executive Vice President, Distribution from 1995 to 1996.

     Ronald B. Griffin joined us as Executive Vice President and Chief Information Officer in January 2002. Prior to joining us, Mr. Griffin served for over 10 years in various capacities at The Home Depot, Inc., including most recently as Senior Vice President and Chief Information Officer.

     William H. Marquard joined us as Executive Vice President, Business Development and Chief Knowledge Officer in June 1999. From 1991 until joining us, Mr. Marquard was a partner in the consulting practice of Ernst & Young.

     Scott M. Northcutt joined us as Senior Vice President, Human Resources in January 1999 and he became Executive Vice President, Human Resources in February 2000. From 1997 until joining us, Mr. Northcutt was Vice President-People Group at SAM's Club, a division of Wal-Mart Stores, Inc. From 1988 to 1995, he served as Vice President-Human Resources and from 1995 to 1996, he served as Vice President-Store Operations at Dollar General Corporation.

     Neal J. Rider joined us as Executive Vice President and Chief Financial Officer in January 2000. From 1999 until joining us, Mr. Rider was Executive Vice President and Chief Financial Officer at Regal Cinemas, Inc. From 1980 to 1999, Mr. Rider served in multiple capacities at American Stores Company, including Treasurer and Controller responsibilities from 1994 to 1997 before becoming Chief Financial Officer in 1998.

     Michael J. Carey joined us in 1983 and has served as our Senior Vice President, Western Operations since June 2000. Prior to that, Mr. Carey served as our Operating Group President from 1998 to June 2000, our President, LaCrosse Division from 1996 to 1998, and our Director of IGA Marketing from 1994 to 1996.

     Charles L. Hall joined us as Senior Vice President, Real Estate and Store Development in June 1999. From 1998 until joining us, he was Senior Vice President-Real Estate and Store Development at Eagle Hardware and Garden, Inc. From 1992 to 1998, he served as Vice President of Real Estate Development at PETsMART, Inc.

     Carlos M. Hernandez joined us in March 2000 as Associate General Counsel and Assistant Secretary and has served as our Senior Vice President, General Counsel and Secretary since February 2001. Prior to joining us, Mr. Hernandez was employed in various capacities at Armco Inc. from 1981 to 1999, and then as an attorney at AK Steel Holding Corporation from October to December 1999.

     Matthew H. Hildreth joined us as Senior Vice President, Finance and Treasurer in May 2001. Prior to joining us, Mr. Hildreth served in various positions at JPMorgan since 1989, including most recently as Vice President and Sector Head of North American Trucking for JPMorgan's Transportation and Logistics Group.

     Timothy R. LaBeau joined us in January 2002 as Senior Vice President of Operations. Prior to joining us, Mr. LaBeau served as President and Chief Executive Officer of American Sales Company, a subsidiary of Royal Ahold, from 1998 to December 2001. Prior to that, Mr. LaBeau served as Executive Vice President of Merchandising and Procurement for Ahold USA from 1994 to 1998.

     William A. Merrigan joined us in November 2000 and has served as our Senior Vice President, Logistics since May 2001. Prior to joining us, Mr. Merrigan served as Senior Vice President of Logistics at Nash Finch Company from 1998 to November 2000. Prior to that, Mr. Merrigan served in various senior positions at Wakefern Food Corporation from 1986 to 1998, including most recently as Vice President of Logistics and Transportation.

     Philip B. Murphy joined us in October 2000 as Vice President of Grocery, and has served as our Senior Vice President, Procurement since May 2001. Prior to that, Mr. Murphy served as Senior Vice President and General Manager of Services at PETsMART, Inc. from 1995 to 2000.

     Mark D. Shapiro joined us in June 2001 as Senior Vice President, Finance. Prior to joining us, Mr. Shapiro served in various positions at Big Lots, Inc. since 1992, including most recently as Senior Vice President and Chief Financial Officer.

     Thomas A. Zatina joined us in June 2001 as Senior Vice President, Northern Operations. Prior to joining us, Mr. Zatina served in various positions at Bozzuto's, Inc., a Connecticut-based wholesale distributor, since 1986, including most recently as Executive Vice President and Chief Operating Officer.

  DIRECTORS

     Herbert M. Baum joined us as a director in 1998. He is Chairman, president and chief executive officer of The Dial Corporation (a consumer products company). Prior to joining The Dial Corporation in August 2000, Mr. Baum served as president and chief operating officer of Hasbro, Inc. from January 1999. From 1993 to 1998, Mr. Baum served as chairman and chief executive officer of Quaker State Corporation. From 1978 to 1993, Mr. Baum served in a variety of positions for Campbell Soup Company where his last position held was President Campbell North and South America. Mr. Baum is a director of Grocery Manufacturers of America, The Dial Corporation, Midas, Inc., Meredith Corporation, PepsiAmerica, Inc. (formerly Whitman Corporation), and Action Performance Companies, Inc.

     Kenneth M. Duberstein joined us as a director in May 2001. He is chairman and Chief Executive Officer of The Duberstein Group, Inc., an independent strategic planning and consulting company. Prior to that, Mr. Duberstein served President Reagan in various capacities, including Chief of Staff from 1988 to 1989, Deputy Chief of Staff from 1987 to 1988 and Assistant and Deputy Assistant to the President for Legislative Affairs from 1981 to 1983. Mr. Duberstein is a director of The Boeing Company, Conoco, Inc., Fannie Mae, GVG, The St. Paul Companies, Inc., and serves on the Board of Governors for the American Stock Exchange and the National Association of Securities Dealers. He also serves as Vice Chairman of the Kennedy Center for Performing Arts, Chairman of Ethics Oversight Committee for the U.S. Olympics Committee, Trustee of Franklin & Marshall College and Johns Hopkins University, and serves on the Council on Foreign Relations, the Institute of Politics at the John F. Kennedy School of Government at Harvard University and the National Alliance to End Homelessness.

     Archie R. Dykes joined us as a director in 1981. He is chairman and chief executive officer of Capital City Holdings, Inc. (a venture capital organization). He is senior chairman and a director of PepsiAmerica, Inc. (formerly Whitman Corporation), Midas, Inc. and the Employment Corporation. A former chancellor of the University of Kansas and of the University of Tennessee, Mr. Dykes also serves as a trustee of the Kansas University Endowment Association and of the William Allen White Foundation.

     Carol B. Hallett joined us as a director in 1993. She is president and chief executive officer of the Air Transport Association of America, Washington, D.C. (the nation's oldest and largest airline trade organization). Prior to joining the Air Transport Association in April 1995, Mrs. Hallett served as senior government relations advisor with Collier, Shannon, Rill & Scott from February 1993 to March 1995. From November 1989 through January 1993, Mrs. Hallett served as the Commissioner of the United States Customs Service. From September 1986 to May 1989, she served as the U.S. Ambassador to The Commonwealth of the Bahamas. From July 1983 to August 1986, Mrs. Hallett served as the national vice chairman and field director of Citizens for America. Mrs. Hallett also served three terms in the California legislature and as minority leader in the State Assembly. Mrs. Hallett is a director of Mutual of Omaha Insurance Company. She is a trustee for the Junior Statesmen of America. Mrs. Hallett also serves on the President's Cabinet of California Polytechnic State University.

     Robert S. Hamada joined us as a director in February 2001. He has been the Chief Executive Officer of Merchant's Exchange since July 2001. An internationally known authority in finance, Mr. Hamada was a member of the faculty of the University of Chicago from 1966 until 2001, during which time he served as Dean from 1993 to June 2001, as the Edward Eagle Brown Distinguished Service Professor of Finance at the Graduate School of Business, as director of the Center for International Business and Research from 1992 to 1993, as deputy dean for the faculty at the Graduate School of Business from 1985 to 1990, and as director of the Center for Research in Security Prices from 1980 to 1985. Mr. Hamada is a director of Northern Trust Corporation, A.M. Castle & Co., Flying Food Fare, Window to the World Communications, Inc., Merchant's Exchange, Terra Foundation for the Arts, and the National Bureau of Economic Research.

     Alice M. Peterson joined us as a director in 1998. She is the President of Loretto Group, a finance strategy and consulting firm. She served as President of RIM Finance, LLC (a wholly-owned subsidiary of the Canadian company, Research In Motion Limited, the maker of BlackBerry wireless handheld devices), from December 2000 to September 2001. From April 2000 to September 2000, Ms. Peterson served as Chief Executive Officer of GuidanceResources.com (an Internet-based service that employers provide as a value-added benefit to enhance employee productivity). From October 1998 to February 2000, Ms. Peterson served as vice president and general manager of Sears Online, the unit of Sears, Roebuck and Co. where all business-to-consumer Internet activities are conducted, including interactive marketing. Ms. Peterson was vice president and treasurer of Sears, Roebuck and Co. from 1993 to 1998. She joined that company in 1989 as corporate director of finance, became managing director -- corporate finance in 1992, and vice president -- treasurer in 1993. Prior to joining Sears, Ms. Peterson served as assistant treasurer of Kraft, Inc. from 1988 to 1989. From 1984 to 1988, Ms. Peterson served in a variety of financial positions for PepsiCo, Inc. where her last position held was director of capital markets. Ms. Peterson is a director of RIM Finance, LLC and she serves on the Ravinia Festival Board of Trustees.

                     PRINCIPAL AND MANAGEMENT SHAREHOLDERS

     This table indicates how many shares of our common stock and stock equivalent units were beneficially owned as of March 21, 2002 by each of our directors and our five most highly-compensated executive officers who retained their positions as of March 21, 2002 and by beneficial owners of more than 5% of our common stock as of the dates indicated in the footnotes to the table. No director or executive officer owns in excess of 1% of our outstanding shares except for Mr. Hansen. As of March 21, 2002, 44,516,965 shares of our common stock were issued and outstanding (53,716,965 as adjusted to give effect to this offering).

                                                                  EXECUTIVE        PERCENT OF CLASS
                                       SHARES OF     DIRECTORS'   OFFICERS'             OWNED
                                      COMMON STOCK     STOCK        STOCK      ------------------------
                                      BENEFICIALLY   EQUIVALENT   EQUIVALENT   PRIOR TO THE   AFTER THE
NAME                                    OWNED(1)      UNITS(2)     UNITS(3)      OFFERING     OFFERING
----                                  ------------   ----------   ----------   ------------   ---------
Mark S. Hansen(4)(5)................     990,649           --      100,000          2.19%        1.82%
Herbert M. Baum(5)(6)...............       6,250        1,631           --             *            *
Archie R. Dykes(6)..................      14,984        5,314           --             *            *
Kenneth M. Duberstein(5)............          --           --           --             *            *
Carol B. Hallett(5)(6)..............       8,439        5,612           --             *            *
Robert S. Hamada(5).................       4,000          306           --             *            *
Edward C. Joullian(6)(7)............      29,105       14,337           --             *            *
Alice M. Peterson(6)................      13,750        2,250           --             *            *
Thomas G. Dahlen(4)(5)..............     144,993           --       66,000             *            *
E. Stephen Davis(4)(5)(6)(7)........     198,593           --       66,000             *            *
William H. Marquard(4)..............     156,000           --       50,000             *            *
Neal J. Rider(4)(7).................     289,217           --       66,000             *            *
All directors and executive officers
  as a group (24
  persons)(4)(5)(6)(7)..............   2,228,184       29,450      918,000          4.83%        4.02%
FMR Corp.(8)........................   5,744,152           --           --         12.90%       10.69%
  82 Devonshire Street
  Boston, Massachusetts 02109
Mellon Financial Corporation(9).....   6,222,897           --           --         13.98%       11.58%
  One Mellon Center
  Pittsburgh, Pennsylvania 15258
Southeastern Asset Management,
  Inc.(10)..........................   7,790,900           --           --         17.50%       14.50%
  6410 Poplar Avenue, Suite 900
  Memphis, Tennessee 38119

---------------

 * Less than 1%

 (1) This column includes our common stock held by directors and officers or by certain members of their families (for which the directors and executive officers have sole or shared voting or investment power), our common stock which the officers have the right to acquire within 60 days of March 21, 2002 under our stock option and stock incentive plans, and shares of our restricted common stock, subject to forfeiture, awarded under our stock incentive plans.

 (2) These stock equivalent units are payable in cash only when a director ceases to be a member of the board. These units are not exercisable within 60 days of March 21, 2002, and therefore are not included in the columns entitled "Shares of Common Stock Beneficially Owned" and "Percent of Class Owned."

 (3) These units are not exercisable within 60 days of March 21, 2002, and therefore are not included in the columns entitled "Shares of Common Stock Beneficially Owned" and "Percent of Class Owned." In November of 2001, we converted the following stock equivalent units to stock options:

      Hansen....................................................  200,000 stock equivalent units
      Dahlen....................................................  134,000 stock equivalent units
      Davis.....................................................  134,000 stock equivalent units
      Marquard..................................................  100,000 stock equivalent units
      Rider.....................................................  134,000 stock equivalent units

     All officers as a group (including those named above): 992,000 stock equivalent units converted into stock options.

 (4) The amounts shown include shares which the following persons have the right to acquire within 60 days of March 21, 2002 under our stock option and stock incentive plans:

      Hansen......................................................  699,999 shares
      Dahlen......................................................  142,000 shares
      Davis.......................................................  131,750 shares
      Marquard....................................................  112,500 shares*
      Rider.......................................................  242,000 shares

     All directors and officers as a group (including those named above):
     1,652,999.

     * Includes 6,250 securities underlying options as to which Mr. Marquard can only exercise upon instructions from a third party for shares that Mr. Marquard will not beneficially own upon exercise.

 (5) The following shares of restricted stock have been excluded from the share totals for individuals named in the table and all directors and officers as a group as they do not have voting or investment power with respect to such shares:

      Hansen..................................................  100,000 shares of restricted stock
      Baum....................................................    3,500 shares of restricted stock
      Duberstein..............................................    3,500 shares of restricted stock
      Hallett.................................................    3,500 shares of restricted stock
      Hamada..................................................    3,500 shares of restricted stock
      Dahlen..................................................   25,000 shares of restricted stock
      Davis...................................................  100,000 shares of restricted stock

     All directors and officers as a group (including those named above):
     295,666 shares of restricted stock.

 (6) The individuals and group named in the table have sole voting power with respect to the following shares of restricted stock:

      Baum........................................................  5,250 shares
      Dykes.......................................................  8,750 shares
      Hallett.....................................................  5,250 shares
      Joullian....................................................  8,750 shares
      Peterson....................................................  8,750 shares
      Davis.......................................................  8,000 shares

     All directors and officers as a group (including those named above): 45,550 shares.

 (7) The individuals and group named in the table have shared voting and investment power with respect to the following shares of common stock:

      Joullian....................................................  20,355 shares
      Davis.......................................................  9,000 shares
      Rider.......................................................  20,000 shares

     All directors and officers as a group (including those named above): 85,611 shares.

 (8) In a Schedule 13G filed February 11, 2002, FMR Corp. disclosed that it held 5,744,152 shares of our common stock, had sole power to vote or direct the vote of 416,500 of the shares and had sole power to dispose of, or direct the disposition of, all shares.

 (9) In a Schedule 13G filed January 9, 2002, Mellon Financial Corporation disclosed that it held 6,222,897 shares of our common stock and that it shared voting power with respect to 385,400 shares with The Boston Company, Inc. and The Boston Company Asset Management L.L.C. and shared dispositive power with respect to 9,700 shares with The Boston Company, Inc. In the same Schedule 13G, Mellon Financial Corporation disclosed that it had sole voting power with respect to 5,202,597 shares and sole dispositive power with respect to 6,196,622 shares.

(10) In a Schedule 13G filed March 7, 2002, Southeastern Asset Management, Inc. disclosed that it held 7,790,900 shares of our common stock and that it shared voting and dispositive power with respect to 6,419,000 of the held shares with Longleaf Partners Small-Cap Fund. In the same Schedule 13G, Southeastern Asset Management disclosed that it had sole power to vote 694,900 shares, had sole power to dispose of 1,371,900 shares, and had no voting power with regard to 677,000 shares. The Schedule 13G identifies Mr.
     O. Mason Hawkins as Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, but Mr. Hawkins does not claim any voting or dispositive power with regard to the shares of Fleming common stock held by Southeastern.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $2.50 per share, and 2,000,000 shares of preferred stock, par value $10.00 per share. As of May 13, 2002, 44,605,000 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held with respect to all matters as to which the common stock is entitled to vote. Except as otherwise required by law, the holders of our common stock vote together with the holders of all shares of our preferred stock that are entitled to vote, and not as a separate class. Voting rights for the election of directors are noncumulative. Subject to the preferential and other dividend rights of holders of our preferred stock, holders of our common stock are entitled to receive any dividends, payable in cash, stock or otherwise, that our board of directors may declare at any time or from time to time out of legally available funds. In the event of our liquidation, dissolution or winding up, after distribution in full of any preferential or other amounts owed to holders of our preferred stock, holders of our common stock are entitled to receive all of our remaining assets, ratably in proportion to the number of shares of common stock they hold. Holders of our common stock have no conversion, preemptive or subscription rights, and shares of our common stock are not subject to redemption. All outstanding shares of our common stock are fully paid and nonassessable.

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND OKLAHOMA LAW

     Limitation on Shareholder Rights Plan -- Bylaws. Our bylaws contain a provision which limits our ability to "adopt or maintain a poison pill, shareholder rights plan, rights agreement or any other form of "poison pill" which is designed to or which has the effect of making acquisitions of large holdings of the Corporation's shares of stock more difficult or expensive ... unless such a plan is first approved by a majority shareholder vote" and prohibits the amendment, alteration, deletion or modification of such bylaw by the board of directors without prior shareholder approval.

     Business Combination -- Certificate of Incorporation. Our certificate of incorporation provides that certain business combinations and transactions involving us and a holder of 10% or more of our outstanding common stock, which we refer to in our certificate of incorporation as an "interested shareholder," must be approved by the holders of at least 80% of the outstanding shares of our common stock that are not held by interested shareholders, unless:

     - three-fourths of our directors who are not affiliated with an interested shareholder approve the transaction; or

     - certain minimum price criteria and procedural safeguards are satisfied.

     If the 80% vote requirement does not apply to a given transaction, then the vote otherwise required by Oklahoma law would apply. Oklahoma law requires, except as provided in Section 1090.3 of the Oklahoma General Corporation Act (see below) or the Oklahoma control shares law (see below), the favorable vote of a majority of the outstanding shares of voting stock of a corporation to adopt a merger or consolidation, for the sale, lease or exchange of all or substantially all of the assets of the corporation, or for a reclassification, recapitalization, reorganization or similar transaction.

     Business Combinations -- Oklahoma Statutes.  In addition, we are subject to
Section 1090.3 of the Oklahoma General Corporation Act. In general, this statute prohibits a publicly-held Oklahoma corporation from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

     - prior to the date the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

     - upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - subsequent to the date that the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not held by the interested shareholder.

     Section 1090.3 of the Oklahoma General Corporation Act defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested shareholder;

     - sale, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder; or

     - receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 1090.3 of the Oklahoma General Corporation Act defines an "interested shareholder" as any person that owns 15% or more of the outstanding voting stock of the corporation or any person affiliated with or controlling or controlled by such person.

     Oklahoma Control Shares Law. The Oklahoma control shares law, if applicable, eliminates voting rights with respect to control shares after a control share acquisition unless the right to vote is approved by the affirmative vote of a majority of all voting power excluding interested shares, i.e., shares held by the acquiring person, officers of the company and any employee of the company who is also a director of the company. "Control shares" means issued and outstanding shares having 20% or more of all voting power. Certain acquisitions of control shares are excluded from the elimination of voting power provisions, e.g., shares acquired pursuant to a merger or acquisition to which the company is a party to the agreement of merger or acquisition.

     Certificate of Incorporation -- Greenmail. Our certificate of incorporation requires a majority of the voting power of the company to approve the purchase by us of shares from a shareholder who owns 5% or more of our outstanding shares within two years after the person acquired such shares.

     Annual Election of Directors. Our bylaws provide that candidates for our board of directors may be nominated only by our board of directors or by a shareholder who gives written notice to us not less than 60 nor more than 90 days prior to the meeting of shareholders at which the directors are to be elected. However, directors may be elected without a meeting by unanimous written consent of the shareholders.

     Our board of directors may consist of not less than three nor more than 20 members to be determined from time to time by our board. We amended our certificate of incorporation in 1999 to phase out our classified board. All of our directors are now of one class and serve for a term ending at the annual meeting following the annual meeting at which each director was elected. Between shareholder meetings, our board may appoint new directors to fill vacancies or newly created directorships.

     Shareholder Action by Written Consent. Our shareholders may act by written consent without a meeting if the consent or consents are signed by the holders of all of the outstanding stock entitled to vote on the matter.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Oklahoma law permits, and our certificate of incorporation contains, a provision eliminating our directors' liability to us or our shareholders for monetary damages for breach of fiduciary duty, except for liability:

     - for any breach of the director's duty of loyalty to us or our shareholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or which the director knows to be a violation of law;

     - under Section 1053 of the Oklahoma General Corporation Act (generally, liability for unlawful dividends or stock repurchases); or

     - for any transaction from which the director derived an improper personal benefit.

     In addition, our bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by the Oklahoma General Corporation Act, but such provisions are not exclusive of other rights to indemnification pursuant to agreement, vote of shareholders or disinterested directors or otherwise. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as our directors and officers.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is First Chicago Trust Company, a division of Equiserve. First Chicago Trust Company's telephone number is (800) 317-4445.

                          DESCRIPTION OF INDEBTEDNESS

SENIOR SECURED CREDIT FACILITY

     Concurrently with the closing of this offering, we will enter into a new senior secured credit facility consisting of a $550 million revolving credit facility (which includes a $225 million letter of credit subfacility), with a final maturity of five years from closing or, if earlier, June 29, 2007, and a $425 million amortizing term loan with a maturity of six years from closing. In addition, incremental term loans may be extended under the new credit facility by lenders agreeing to provide same up to $250 million aggregate principal amount, provided that the loans are permitted under the terms of our existing indebtedness. After consummation of the Acquisition, borrowings under the revolving credit facility may be used for general corporate purposes. Letters of credit may also be used for general corporate purposes and are needed primarily for insurance reserves associated with our normal risk management activities. To the extent that any of these letters of credit would be drawn, payments would be financed by borrowings under our revolving credit facility. Incremental term loans, if extended, may be used only to finance acquisitions and to repay or redeem indebtedness, including loans under the revolving credit facility. The stated interest rate on borrowings under our credit facility will be equal to a referenced index interest rate, normally the London interbank offered interest rate, or LIBOR, plus a margin. The level of the margin for borrowings under our revolving credit facility will be dependent upon our total leverage ratio and the average utilization of our revolving credit facility.

     The new credit facility (and related interest rate protection agreements, foreign currency exchange agreements, commodity price hedging agreements and certain overdraft facilities) will be guaranteed by substantially all of our subsidiaries. In addition, our obligations under the new credit facility (and related interest rate protection agreements, foreign currency exchange agreements, commodity price hedging agreements and certain overdraft facilities) and the obligations of our subsidiaries under the guarantees will be secured by a first priority security interest in substantially all our accounts and inventories and those of our subsidiaries that are guarantors, and in substantially all the capital stock or other equity interests owned by us or our subsidiaries that are guarantors.

     Our new credit facility will contain customary covenants associated with similar facilities, including but not limited to the following more significant covenants:

     - maintenance of a total leverage ratio;

     - maintenance of a minimum fixed charge coverage ratio and a minimum adjusted fixed charge coverage ratio;

     - maintenance of a minimum asset coverage ratio;

     - a limitation on capital expenditures;

     - a limitation on acquisitions and investments, including, while any revolving loans are outstanding, the amount of cash and cash equivalents;

     - a limitation on restricted payments, including dividends; and

     - a limitation on incurrence of indebtedness and liens.

The closing of our new credit facility is conditioned upon, among other things, the closing of this offering, the Acquisition and the other related financings.

     The commitments under our new credit facility will be terminated in the event of a defined change of control.

10 1/8% SENIOR NOTES DUE 2008

     Our $355 million of 10 1/8% Senior Notes due 2008 are general unsecured obligations, equal in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior unsecured basis by each guarantor of the Notes.

9 1/4% SENIOR NOTES DUE 2010

     Our $200 million of 9 1/4% Senior Notes due 2010 are general unsecured obligations, equal in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior unsecured basis by each of our domestic subsidiaries that guarantee our obligations under our new credit facility or our existing note indentures.

10 5/8% SENIOR SUBORDINATED NOTES DUE 2007

     Our $400 million of 10 5/8% Senior Subordinated Notes due 2007 are general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior subordinated basis by each guarantor of the Notes.

9 7/8% SENIOR SUBORDINATED NOTES DUE 2012

     Our $260 million of 9 7/8% Senior Subordinated Notes due 2012 are general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior subordinated basis by each guarantor of the Notes.

5 1/4% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2009

     Our $150 million of 5 1/4% Convertible Senior Subordinated Notes due 2009 are general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior subordinated basis by each guarantor of the Notes.

                                  UNDERWRITING

     Under the underwriting agreement, each of the underwriters named below, for whom Lehman Brothers Inc. and Deutsche Bank Securities Inc., as joint book-running managers, and Morgan Stanley & Co. Incorporated and First Union Securities, Inc., as co-managers, are acting as representatives, has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Lehman Brothers Inc. .......................................  2,800,000
Deutsche Bank Securities Inc. ..............................  2,800,000
First Union Securities, Inc. ...............................  1,000,000
Morgan Stanley & Co. Incorporated...........................  1,000,000
J.P. Morgan Securities Inc. ................................    400,000
                                                              ---------
          Total.............................................  8,000,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase, subject to certain conditions, all of the shares of common stock in the offering if any are purchased, other than those covered by the over-allotment option described below. The conditions contained in the underwriting agreement include the requirements that:

     - the representations and warranties we made to the underwriters are true,

     - there is no material change in the financial markets, and

     - we deliver to the underwriters customary closing documents.

     We have granted to the underwriters a 30-day option to purchase, in whole or in part, up to an aggregate of an additional 1,200,000 shares at the public offering price less underwriting discounts and commissions, which option was exercised in full on June 13, 2002. This option may be exercised to cover over-allotments, if any, made in connection with the offering. Each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated on the preceding table. The foregoing limitations do not apply to stabilizing transactions, syndicate covering transactions and penalty bids for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act.

     The underwriters have advised us that they propose to offer shares of common stock directly to the public at the offering price on the cover of this prospectus supplement and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $0.55 per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.10 per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

     The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 1,200,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us for the shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share paid by us........................................  $     0.92     $     0.92
          Total.............................................  $7,360,000     $8,464,000

     We estimate that the expenses of this offering, excluding underwriting discounts and commissions summarized in the table above, will be approximately $150,000.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M of the Exchange Act.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotted options. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment options. The underwriters may close out any short position by either exercising their over-allotment options and/or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make a representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

     In connection with the offering, we and substantially all of our executive officers and directors have agreed that we and they will not, subject to certain limited exceptions, directly or indirectly, offer, sell, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock or enter into any swap or other derivative transaction with similar effect as a sale of common stock, for a period of 90 days from the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. The restrictions in this paragraph do not apply to:

     - the sale of common stock to the underwriters in this offering, including shares sold pursuant to the over-allotment option,

     - the sale or transfer of shares of common stock to us by our directors or executive officers in connection with the exercise of a currently outstanding option, warrant or right, or

     - our issuance of options under any of our currently effective employee benefit plans, stock option or incentive plans or of shares of common stock upon the exercise of a currently outstanding option, warrant or right or the conversion of a security outstanding on the date of this prospectus.

     We have agreed to indemnify, under certain circumstances, the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute, under certain circumstances, to payments that the underwriters may be required to make for these liabilities.

     This prospectus supplement and the accompanying prospectus are not, and under no circumstances are to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption form the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

     Purchasers of the shares of common stock may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover of this prospectus supplement.

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online, and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

     Other than the prospectus supplement in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus supplement or the registration statement, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

     Certain of the underwriters or their respective affiliates from time to time have provided in the past and may provide in the future investment banking, commercial lending and financial advisory services to us in the ordinary course of business. Affiliates of Deutsche Bank Securities Inc., First Union Securities, Inc. and J.P. Morgan Securities Inc. are lenders under our existing credit facility. Additionally, we expect that affiliates of each of the Underwriters will be lenders under our new credit facility.

     First Union Securities, Inc. is a subsidiary of Wachovia Corporation and conducts its investment banking, institutional and capital markets businesses under the trade name of Wachovia Securities. Any references to "Wachovia Securities" in this prospectus supplement, however, do not include Wachovia Securities, Inc., a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc.

                    UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the common stock by holders thereof, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated under the Code, administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

     This summary assumes that the common stock is held as a capital asset. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to a holder's particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

     - holders subject to the alternative minimum tax;

     - banks, insurance companies, or other financial institutions;

     - tax-exempt organizations;

     - dealers in securities or commodities;

     - traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

     - U.S. holders (as defined below) whose "functional currency" is not the U.S. dollar;

     - persons that will hold the common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

     - persons deemed to sell the common stock under the constructive sale provisions of the Code.

     If a partnership holds the common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the common stock.

     THIS SUMMARY OF CERTAIN U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

CONSEQUENCES TO U.S. HOLDERS

     The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a U.S. holder of our common stock. Certain consequences to "non-U.S. holders" of our common stock are described under "-- Consequences to Non-U.S. Holders" below. "U.S. holder" means a beneficial owner of common stock that is:

     - a citizen or resident of the U.S. as determined for federal income tax purposes;

     - a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision of the U.S.;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

  DIVIDENDS

     Any distributions on the common stock will be treated as a dividend (and hence taxable as ordinary income) to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the holder's tax basis in the common stock, and any remaining portion will be taxable to the holder as capital gains. Any such capital gain will be long-term capital gain if the holder has held the common stock for more than one year at the time of the exchange. A dividend received by a corporate holder may be (i) eligible for a dividends-received deduction (subject to applicable exceptions and limitations) and (ii) subject to the "extraordinary dividend" provisions of section 1059 of the Code.

  SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF COMMON STOCK

     You will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of common stock equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the common stock. Your adjusted tax basis in each share of common stock will generally equal the amount you paid for such share. Any gain or loss recognized on a disposition of the common stock will be capital gain or loss. If you are an individual and have held the common stock for more than one year, such capital gain will generally be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of dividends on the common stock and the proceeds received upon the sale or other disposition of such common stock may be subject to information reporting and backup withholding tax. Payments to certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. Payments to a U.S. holder will be subject to information reporting and backup withholding tax if such holder:

     - fails to furnish its taxpayer identification number ("TIN"), which, for an individual, is ordinarily his or her social security number;

     - furnishes an incorrect TIN;

     - is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends; or

     - fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the Internal Revenue Service has not notified the U.S. holder that it is subject to backup withholding.

     The amount of any reportable payments, including dividends, made to a U.S. holder (other than to holders which are exempt recipients) and the amount of tax withheld, if any, with respect to such payments will be reported to such U.S. holder and to the Internal Revenue Service for each calendar year.

     A U.S. holder should consult its tax advisor regarding its qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax, and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the Internal Revenue Service.

CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of common stock. The term "non-U.S. holder" means a beneficial owner of common stock that is not a U.S. holder.

     Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

  DIVIDENDS

     If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against and reduce your adjusted tax basis in our common stock, and then as gain. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30%. Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S., the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your effectively connected earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S. For this purpose, dividends will be included in the earnings and profits of such foreign corporation.

     In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with certain certification requirements.

  SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF COMMON STOCK

     A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

     - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S.;

     - the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met;

     - you are subject to Internal Revenue provisions applicable to certain U.S. expatriates; or

     - our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of (i) the period after June 18, 1980, during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock.

     We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if, in general, a non-U.S. holder holds more than 5 percent of such regularly traded common stock.

     A holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale of common stock, except as otherwise required by an applicable tax treaty. If such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. A holder described in the second bullet point above will be required to pay a 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S. A holder described in the third bullet point above should consult its tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to such holder.

  U.S. FEDERAL ESTATE TAXES

     Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding will likely not apply to payments made by us or our paying agents, in their capacities as such, to a non-U.S. holder of common stock if the holder has provided the required certification that it is not a U.S. person as described above. However, certain information reporting may still apply with respect to dividend payments even if certification is provided. Payments of the proceeds of a disposition or redemption of common stock by a non-U.S. holder made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, unless the broker is:

     - a U.S. person;

     - a controlled foreign corporation for U.S. federal income tax purposes;

     - a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

     - a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

     You will be subject to information reporting, but not backup withholding, with respect to any payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of such broker unless such broker has documentary evidence in its records that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. You will be subject to backup withholding and information reporting with respect to any payment of the proceeds of a sale of common stock effected by the United States office of a broker unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption.

     Currently applicable Treasury Regulations establish reliance standards with regard to the certification requirements described above.

     A non-U.S. holder should consult its tax advisor regarding application of withholding and backup withholding in its particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations. In this regard, the current Treasury Regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reasons to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against the holder's U.S. federal income tax liability or such holder may claim a refund, provided the required information is furnished timely to the Internal Revenue Service.

                                 LEGAL MATTERS

     Certain legal matters in connection with the common stock offered hereby will be passed upon for us by Latham & Watkins, San Francisco, California and for the Underwriters by Cahill Gordon & Reindel, New York, New York.

                              INDEPENDENT AUDITORS

     Our consolidated financial statements as of December 29, 2001 and December 30, 2000 and for each of the three years in the period ended December 29, 2001 incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein. Core-Mark's consolidated financial statements as of December 31, 2001 and December 31, 2000 and for each of the three years in the period ended December 31, 2001 incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein.

                                  $600,000,000

                            FLEMING COMPANIES, INC.

                        DEBT SECURITIES AND COMMON STOCK

                             ---------------------

     We may from time to time sell up to $600,000,000 aggregate initial offering price of our debt securities, our common stock, $2.50 par value per share, or any combination of our debt securities and our common stock.

     These debt securities may consist of notes, debentures or other types of debt. We will provide specific terms of these debt securities in supplements to this prospectus. Our payment obligations under any series of debt securities may be guaranteed by one or more of our subsidiaries which are co-registrants. You should read this prospectus and any prospectus supplement carefully before you invest.

     This prospectus provides a general description of the securities we may offer. The specific terms of the securities offered by this prospectus will be set forth in a supplement to this prospectus and will include:

     - in the case of common stock, the number of shares, purchase price and terms of the offering and sale thereof; and

     - in the case of debt securities, the specific designation, aggregate principal amount, purchase price, maturity, interest rate, time of payment of interest, terms (if any) for the subordination or redemption thereof, and any other specific terms of the debt securities.

     Our common stock is traded on the New York Stock Exchange under the symbol "FLM". On May 17, 2002, the last reported sale price for our common stock on the New York Stock Exchange was $24.44 per share.

                             ---------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                  The date of this prospectus is May 21, 2002.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE ARE OFFERING TO SELL THE SECURITIES, AND SEEKING OFFERS TO BUY THE SECURITIES, ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS AND THE DATE OF ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR ANY SALES OF THE SECURITIES. WHEN WE DELIVER THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, WE ARE NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE. IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, UNLESS OTHERWISE INDICATED, THE "COMPANY", "WE", "US" AND "OUR" REFER TO FLEMING COMPANIES, INC. AND ITS CONSOLIDATED SUBSIDIARIES.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    1
Where You Can Find More Information.........................    1
Special Note Regarding Forward-Looking Statements...........    2
The Company.................................................    3
Use of Proceeds.............................................    3
Ratio of Earnings to Fixed Charges..........................    4
Description of Debt Securities..............................    4
Plan of Distribution........................................   12
Legal Matters...............................................   13
Experts.....................................................   13

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that Fleming Companies, Inc. and the co-registrants (together, the "registrants") filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, the registrants may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $600,000,000. This prospectus provides you with a general description of the securities the registrants may offer. Each time the registrants sell securities, the registrants will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading "Where You Can Find More Information".

                      WHERE YOU CAN FIND MORE INFORMATION

     Fleming Companies, Inc. files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with it (http://www.sec.gov). Information contained in our web site is not part of this prospectus. You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The registrants have filed a registration statement and related exhibits with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Securities and Exchange Commission at prescribed rates.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information Fleming Companies, Inc. files with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that Fleming Companies, Inc. files later with the Securities and Exchange Commission will automatically update and supersede that information. The registrants incorporate by reference the following documents Fleming Companies, Inc. filed with the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (Securities and Exchange Commission file number 001-08140) (other than information in such documents that is deemed not to be filed):

     - Our Annual Report on Form 10-K for the year ended December 29, 2001 (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2002 Annual Meeting of Shareholders);

     - Our Quarterly Report on Form 10-Q for the quarter ended April 20, 2002;

     - Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on April 2, 2002, April 16, 2002, April 24, 2002 (other than the information furnished pursuant to Item 9 of such report, which information is deemed not to be filed) and May 20, 2002;

     - Description of Fleming Companies, Inc.'s common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on April 19, 1983, including any amendments or reports filed for the purpose of updating such description; and

     - all documents filed by Fleming Companies, Inc. with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before we stop offering the securities (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the Securities and Exchange Commission and other than information in such documents that is deemed not to be filed).

     You may request a copy of these filings at no cost, by writing us at the following address or telephoning us at the following number:

                            Fleming Companies, Inc.
                       1945 Lakepointe Drive, Box 299013
                            Lewisville, Texas 75029
                         Attention: Investor Relations
                                 (972) 906-8000

     You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. The registrants have not authorized anyone else to provide you with different information.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements regarding our future financial position, business strategy and our management's plans and objectives for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct. These forward-looking statements and our business and prospects are subject to a number of factors that could cause actual results to differ materially, including:

     - our ability to obtain capital or obtain it on acceptable terms;

     - unanticipated problems with product procurement;

     - adverse effects of the changing industry environment and increased and intense competition;

     - sales declines and loss of customers;

     - negative effects of Kmart Corporation's bankruptcy reorganization;

     - exposure to litigation and other contingent losses;

     - failure to achieve the expected results of our growth plans;

     - the inability to integrate acquired companies and to achieve operating improvements at those companies;

     - increases in labor costs and disruptions in labor relations with union bargaining units representing our employees;

     - negative effects of our substantial indebtedness and the limitations imposed by restrictive covenants contained in our debt instruments; and

     - goodwill impairment due to changes in markets.

     These and other risk factors are described in our Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-K for the fiscal year ended December 29, 2001. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date on the cover page of this prospectus.

                                  THE COMPANY

     We are an industry leader in the distribution of consumer package goods. Through our distribution group, we distribute products to customers that operate approximately 3,000 supermarkets, approximately 10,000 convenience stores and over 2,000 supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores across the United States.

     As of May 15, 2002, our retail group operated 126 stores, predominantly supermarkets that focus on low prices and high quality perishables, comprised of 109 price impact supermarkets that offer everyday low prices typically below the prices of market-leading conventional supermarkets and 17 limited assortment stores under the yes!LESS(R) banner that offer a narrow selection of low-price, private label food and other consumable goods and general merchandise at deep-discount prices.

     Our principal executive offices are located at 1945 Lakepointe Drive, Lewisville, Texas 75057. Our telephone number at that location is (972) 906-8000.

RECENT DEVELOPMENTS

     Core-Mark Acquisition. On April 23, 2002, we signed a merger agreement to acquire Core-Mark International, Inc. ("Core-Mark"), a distributor of consumer package goods to convenience stores and other retailers in the western United States and western Canada. We will pay approximately $295 million in cash to acquire Core-Mark. In addition, we will assume all of Core-Mark's outstanding debt as of the closing of the merger, which we estimate to be approximately $95 million. Core-Mark distributes consumer package goods to nearly 30,000 convenience stores and other retailers from its network of 19 distribution centers and had fiscal 2001 sales of approximately $3.4 billion.

     Our acquisition of Core-Mark is subject to a number of customary closing conditions. Although we cannot assure you that any or all of these conditions will be satisfied, we believe that we will complete the acquisition during our second fiscal quarter of 2002.

     We intend to finance our acquisition of Core-Mark with a combination of available cash, borrowings under a new credit facility and the net proceeds from public offerings of debt and/or equity securities.

     Head Distributing Acquisition. On April 23, 2002, we acquired Head Distributing Company ("Head Distributing") for approximately $40 million in cash, which amount is subject to potential future de minimus adjustment as provided in an agreement among us and Head Distributing's stockholders. Head Distributing operates two piece-pick distribution facilities and serves approximately 3,000 retail locations in six southeastern states and had fiscal 2001 sales of approximately $350 million.

     During the first quarter of 2002, we adopted EITF 01-9 and restated sales and cost of sales for all prior periods. This adoption reduced sales and cost of sales by $70 million for 2001 and by a lesser amount for each of the prior years. The adoption had no effect on gross margins or earnings.

                                USE OF PROCEEDS

     Unless we indicate otherwise in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include, but are not limited to, funding our obligations in the acquisition of Core-Mark, including repaying the debt we will assume from Core-Mark in connection with the acquisition, and for working capital, capital expenditures and other potential acquisitions. We will set forth in the applicable prospectus supplement our intended use for the net proceeds received from our sale of any securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratios of earnings to fixed charges for the periods indicated are as follows:

                                                       FISCAL YEAR ENDED                               16 WEEKS
                            ------------------------------------------------------------------------     ENDED
                            DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   APRIL 20,
                                1997           1998           1999           2000           2001         2002
                            ------------   ------------   ------------   ------------   ------------   ---------
Ratio of earnings to fixed
  charges(1)..............     1.41x             --             --             --          1.29x         1.65x

---------------

(1) For purposes of computing this ratio, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist primarily of interest expense, including amortization of deferred debt issuance costs and one-third of rental expense (the portion considered representative of the interest factor). Earnings were insufficient to cover fixed charges by $598 million, $63 million and $202 million for the fiscal years ended December 26, 1998, December 25, 1999 and December 30, 2000, respectively.

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     We may offer under this prospectus up to $600,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $600,000,000. The debt securities will represent our direct obligations and will rank equally with all of our other unsubordinated indebtedness, unless otherwise specified in the applicable prospectus supplement. Any series of debt securities may be guaranteed by one or more of our subsidiaries which are co-registrants.

     The debt securities offered hereby will be issued under an indenture between us and a trustee. We have summarized select portions of the indenture below. The summary is not complete. We have filed a copy of the indenture as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary below have the meanings specified in the indenture.

     When we refer to "we", "our", "us" and the "company" in this section, we mean Fleming Companies, Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

GENERAL

     The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and detailed or determined in the manner provided in an officers' certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.

     We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the initial offering price, the aggregate principal amount and the following terms of the debt securities, if applicable:

     - the title of the debt securities;

     - the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the date or dates on which we will pay the principal on the debt securities;

     - the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

     - the place or places where principal of, premium, and interest on the debt securities will be payable;

     - whether the debt securities rank as senior subordinated debt securities or subordinated debt securities;

     - the terms of any guarantee of any debt securities;

     - the terms and conditions upon which we may redeem the debt securities;

     - any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

     - the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

     - the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

     - whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

     - the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

     - the currency of denomination of the debt securities;

     - the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

     - if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

     - the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

     - whether, the ratio at which and the terms and conditions upon which, if any, the debt securities will be convertible into or exchangeable for our common stock or our other securities or securities of another person;

     - any provisions relating to any security provided for the debt securities;

     - any addition to or change in the Events of Default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

     - any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

     - any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

     - any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

     In addition, the indenture does not limit our ability to issue subordinated debt securities. Any subordination provisions of a particular series of debt securities will be set forth in the officers' certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement.

     We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

     If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

TRANSFER AND EXCHANGE

     Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary (the "Depositary"), or a nominee of the Depositary (we will refer to any debt security represented by a global debt security as a "book-entry debt security"), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a "certificated debt security"), as described in the applicable prospectus supplement. Except as described under "Global Debt Securities and Book-Entry System" below, book-entry debt securities will not be issuable in certificated form.

     Certificated Debt Securities. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

     You may transfer certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the old certificate representing those certificated debt securities, and either we or the trustee will reissue the old certificate to the new holder or we or the trustee will issue a new certificate to the new holder.

     Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary.

     The Depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

     Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security ("participants") or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the book-entry debt securities represented by the global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

     So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described herein, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, to exercise any rights of a holder under the indenture, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest.

     We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

     We will make payments of principal of, and premium and interest on book-entry debt securities to the Depositary or its nominee, as the case may be, as the registered holder of the related global debt security. We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that the Depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of the Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of those participants.

     We will issue certificated debt securities in exchange for each global debt security if the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by us within 120 days. In addition, we may at any time and in our sole discretion determine not to have any of the book-entry debt securities of any series represented by one or more global debt securities and, in that event, we will issue certificated debt securities in exchange for the global debt securities of that series. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

     We have obtained the foregoing information in this section concerning the Depositary and the Depositary's book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

     Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control).

COVENANTS

     Unless we state otherwise in the applicable prospectus supplement and in a supplement to the indenture, the debt securities will not contain any restrictive covenants, including covenants restricting us or any of our subsidiaries from incurring, issuing, assuming or guarantying any indebtedness secured by a lien on any of our or our subsidiaries' property or capital stock, or restricting us or any of our subsidiaries from entering into any sale and leaseback transactions.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other person or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of our properties and assets to any person or group of affiliated persons if such transaction or transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposal of all or substantially all of our properties and assets on a consolidated basis to any other person or group of affiliated persons, unless at the time and after giving effect thereto:

     - either:

      - we are the surviving or continuing corporation; or

      - the person (if other than us) formed by such consolidation or into which we are merged or the person which acquires by sale, assignment, conveyance, transfer, lease or disposition our properties and assets substantially as an entirety is a corporation duly organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and, in any case, expressly assumes, by a supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all of our obligations under the debt securities and the indenture, and the indenture remains in full force and effect;

     - immediately before and immediately after giving effect to the transaction on a pro forma basis (and treating any debt not previously an obligation of ours which becomes an obligation of ours in connection with or as a result of the transaction as having been incurred at the time of the transaction), no Default or Event of Default (as defined below) has occurred and is continuing; and

     - we deliver, or caused to be delivered, to the trustee, in form and substance satisfactory to the trustee, an officers' certificate and an opinion of counsel, each to the effect that the consolidation, merger, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereto, if required, comply with the provisions set forth in the preceding bullet points and that all conditions precedent provided for in the indenture relating to the transaction have been complied with.

EVENTS OF DEFAULT

     "Event of Default" means with respect to any series of debt securities, any of the following:

     - default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days;

     - default in the payment of principal of or premium on any debt security of that series when due and payable;

     - default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

     - default in the performance, or breach, of any other covenant or agreement by us in the indenture (other than a default in the performance, or breach, of a covenant or agreement that is specifically dealt with in the immediately preceding bullet points or that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in aggregate principal amount of the then outstanding debt securities of that series as provided in the indenture;

     - a default in the payment of the principal of any debt of ours (including a default with respect to debt securities of any series other than that series) or any of our subsidiaries shall have occurred under any agreements, indentures or instruments under which we or any of our subsidiaries then has outstanding debt in excess of $50 million when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived, or an event of default as defined in any of these agreements, indentures or instruments shall have occurred and the debt thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

     - certain events of bankruptcy, insolvency or reorganization; and

     - any other Event of Default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

     No Event of Default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of debt securities. An Event of Default may also be an event of default under our bank credit agreements in existence from time to time and under certain guaranties by us of any subsidiary indebtedness. In addition, certain Events of Default or an acceleration under the indenture may also be an event of default under some of our other indebtedness outstanding from time to time.

     If an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding debt securities of that series may, by written notice to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) and premium of all debt securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) and premium of all outstanding debt securities will become and be immediately due and payable without any declaration or other act by the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before the trustee has obtained a judgment or decree for payment of the money due, the holders of a majority in aggregate principal amount of the then outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and premium with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion under "-- Modification and Waiver" below. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an Event of Default and the continuation of an Event of Default.

     The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

     - that holder has previously given to the trustee written notice of a continuing Event of Default with respect to debt securities of that series; and

     - the holders of at least 25% in aggregate principal amount of the then outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the then outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

     Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

     The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any Default or Event of Default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

MODIFICATION AND WAIVER

     We and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of each series affected by the modifications or amendments. We and the trustee may not make any modification or amendment without the consent of the holder of each affected debt security then outstanding if that amendment will:

     - change the amount of debt securities whose holders must consent to an amendment or waiver;

     - reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

     - reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

     - reduce the principal amount of discount securities payable upon acceleration of maturity;

     - waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from that acceleration);

     - make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

     - make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any payment and to waivers or amendments; or

     - waive a redemption payment with respect to any debt security or change any of the provisions with respect to the redemption of any debt securities.

     Except for certain specified provisions, the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may on behalf of the holders of all the debt securities of that series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series; provided, however, that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of the series, to replace stolen, lost or mutilated debt securities of the series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, Foreign Government Obligations (as defined below), that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of such payments in accordance with the terms of the indenture and those debt securities.

     This discharge may occur only if, among other things, we have delivered to the trustee an officers' certificate and an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

     Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

     - we may omit to comply with the restrictive covenants contained in Sections 4.2 through 4.6 and Section 5.1 of the indenture, as well as any additional covenants contained in a supplement to the indenture, a board resolution or an officers' certificate delivered pursuant to the indenture; and

     - Events of Default under Section 6.1(e) of the indenture will not constitute a Default or an Event of Default with respect to the debt securities of that series.

     The conditions include:

     - depositing with the trustee money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

     - delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

     Covenant Defeasance and Events of Default. In the event we exercise our option not to comply with certain covenants of the indenture with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the Event of Default. However, we will remain liable for those payments.

     "Foreign Government Obligations" means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

     - direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged, which are not callable or redeemable at the option of the issuer thereof; or

     - obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which are not callable or redeemable at the option of the issuer thereof.

GOVERNING LAW

     The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

                              PLAN OF DISTRIBUTION

     We may sell securities to or through underwriters and also may sell securities directly to purchasers or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement.

     We may distribute the securities from time to time in one or more transactions:

     - at a fixed price or prices, which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to such prevailing market prices; or

     - at negotiated prices.

     We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Underwriters, dealers and agents participating in the distribution of securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit they realize on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We will describe in the applicable prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers.

     We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act.

     To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

     Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business.

                                 LEGAL MATTERS

     Latham & Watkins of San Francisco, California, and McAfee & Taft of Oklahoma City, Oklahoma, each will issue an opinion about certain legal matters with respect to the securities for us. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     Our consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 29, 2001 and Core-Mark's consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference to our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are also incorporated in this prospectus by reference, and have been so incorporated in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                                8,000,000 SHARES

                                 [FLEMING LOGO]

                                  COMMON STOCK

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                                 JUNE 13, 2002
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                          Joint Book-Running Managers

                                LEHMAN BROTHERS
                            DEUTSCHE BANK SECURITIES
                         ------------------------------
                              WACHOVIA SECURITIES
                                 MORGAN STANLEY

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